Confidential Materials omitted and filed separately with the Securities and Exchange Commission. Double asterisks denote omissions.	Exhibit 10.7

OPTION AGREEMENT

This Agreement dated 22 November 2013 (“Effective Date”) is between:

1.	ISIS INNOVATION LIMITED, a company registered in England (company no. 02199542) with registered office address at University Offices, Wellington Square, Oxford OX1 2JD (“Isis”); and

2.	SUMMIT CORPORATION PLC a company registered in England (company no. 05197494) with registered office address at 85B Park Drive, Milton Park, Abingdon, Oxfordshire OX14 4RY (“Summit”); and

3.	THE CHANCELLOR MASTERS AND SCHOLARS OF THE UNIVERSITY OF OXFORD, whose administrative offices are at Wellington Square, Oxford OX1 2JD (the “University”)

BACKGROUND

A.	MuOx Limited (a company in which the Founders, defined below and the University were initial shareholders) has taken an exclusive licence from Isis to certain intellectual property rights referred to as the Background IP below. MuOx will on or around the Effective Date be acquired by Summit in return for the issue of shares in Summit to the Founders and the University and in accordance with an agreement between Summit, the Founders and the University (“Share Purchase Agreement”).

B.	Summit is in addition funding certain research at the University of Oxford as provided for in a separate sponsored research agreement dated on or around the Effective Date (“Sponsored Research Agreement”).

C.	Certain intellectual property rights may arise during the course of the Sponsored Research Agreement or otherwise in the Research Field (defined below).

D.	Isis is prepared to grant an option to Summit in relation to the intellectual property rights arising in the performance of the Sponsored Research Agreement and Research Field on the terms and conditions set out in this Agreement.

OPERATIVE PROVISIONS

1.	Definitions and Interpretation

1.1.	In this Agreement the following words and expressions have the meaning set opposite:

Affiliate	means any company or other entity which directly or indirectly controls, is controlled by or is under common control with a party to this Agreement, where ‘control’ means the ownership of more than 50% of the issued share capital or other equity interest or the legal power to direct or cause the direction of the general management and policies of the relevant party or such company or other entity;

AIM	AIM, a market operated and regulated by the London Stock Exchange;

Arising IP	means the Intellectual Property Rights (a) arising in the performance of the Sponsored Research Agreement; and/or (b) arising in the Research Field in each case to the extent such Arising IP is created or reduced to practice during the Option Period and is created solely by the Founders, under the supervision of the Founders or by a third party sub-contractor appointed by the RMT and in any case to the extent Isis is legally able to licence such to Summit;

Arising IP Type	means the four types of Arising IP as defined in Schedule 1 and referred to as Arising IP 1, Arising IP 2, Arising IP 3 and Arising IP 4;

Background IP	means the Intellectual Property Rights licensed by Isis to MuOx under the Licence Agreement;

Candidate Product	shall mean any product, process or service which (a) in the absence of the licence granted pursuant to this Agreement will infringe any Valid Claim of any patent within the Arising IP; or (b) uses, or is produced by use of, or which comprises any Arising IP;

Chemical Lead	means a compound achieving the criteria set out in Schedule 7 and corresponding to Decision Point #5 as defined in Hughes, et al Early Drug Discovery and Development Guidelines: For Academic Researchers, Collaborators and Start-up Companies;

Commercially Reasonable Endeavours	means, with respect to the efforts to be expended by Licensee hereunder, efforts and resources comparable to those used by a biotechnology company of comparable value, business model and resources; in respect of a product proprietary to that company, which product is of similar market potential (taking into account the relevant patent and proprietary position) at a similar stage in its development or product life to any Candidate Product, utilizing sound and reasonable scientific, business, (where relevant) pre-clinical and clinical practice and judgment in order to develop and commercialise such product in a timely manner. Commercially Reasonable Endeavours recognizes and accounts for a staggered approach to multiple potential candidates (meaning focus is placed on a lead candidate and a small number of back up candidates rather than equally across all potential candidates), the uncertainties of drug development, and is evaluated in the context of Territory-wide efforts, recognizing that some development and commercialization activities may or may not be required by this standard for countries other than, for example, the EU and that a reasonable development and commercialization program may stage or stagger activities for different countries over time;

Confidential Information	means (a) the terms of this Agreement and (b) the Arising IP;

Effective Date	means the date set out above;

Equity Event	shall have the meaning given in Schedule 3;

Equity Milestone	means the events listed in Schedule 3 of the Warrant Instrument (Schedule 6) that trigger the commencement of the Subscription Periods, as defined in the Warrant Instrument;

Field	means all therapeutic and commercial applications of small molecule utrophin modulators in humans and animals for any indication, particularly (but without limitation) for therapy of Duchenne Muscular Dystrophy and Becker Muscular Dystrophy. For the avoidance of doubt, Summit shall have exclusive rights over Candidate Products in all indications;

Founders	means any of Professor Dame Kay Davies; Professor Stephen Davies, Dr. Angela Russell, Dr. Graham Wynne and Dr. Rebecca Fairclough;

GLP Toxicology Studies	means 14 day (or longer) repeat dose toxicology in two mammalian species comprising of a rodent and a second, non-rodent species in accordance with ICH Guideline M3 (R2) on the non-clinical safety studies for the conduct of human clinical trials and marketing authorisation for pharmaceuticals. For the purposes of this Operative Provision, “Initiation” means dosing of the first animal in the first mammalian species cohort with a Candidate Product;

Intellectual Property Rights	means patents, rights to inventions, copyright and related rights, trade marks, trade names and domain names, rights in designs, rights in computer software, database rights, rights in confidential information (including know-how) and any other intellectual property rights, in each case whether registered or unregistered and including all applications (or rights to apply) for, and renewals or extensions of, such rights and all similar or equivalent rights or forms of protection in any part of the world;

Licence Agreement	means the licence agreement between Muox and Isis dated on or about the Effective Date;

Master Licence	means the template agreement attached as Schedule 5;

MuOx	means MuOx Limited, a company registered in England and Wales (company no. 08538316) and with registered office address at 9400 Garsington Road, Oxford Business Park, Oxford, England, OX4 2HN;

Milestone Events	in respect of the Milestone Payments listed in column [3] of the table in Schedule 2, means the corresponding milestone triggers for those Milestone Payments as listed in column [1] of the same table and in the singular means any one of those Milestone Events;

Milestone Payments	in respect of the Milestone Events listed in column [1] of the table in Schedule 2, means the corresponding milestone payments for those Milestone Events as listed in column [3] of the same table and in the singular means any one of those Milestone Payments;

Option Exercise Fee	means in respect of first Option exercise, [**] pounds sterling (£[**]) (The Initial Option Exercise Fee) and [**] pounds sterling per subsequent exercise of the Option (Subsequent Option Exercise Fee) and up to a maximum of [**] pounds sterling (£[**]);

Option Fee	means the sum of [**] pounds Sterling (£[**]);

Option Notice	shall have the meaning given in clause 2.1;

Option Period	means a period starting on the Effective Date and ending on expiry of a period of [**] calendar months from notification of Arising IP by Isis under clause 2.1.1 only (and for clarity excluding notification under clause 2.1.2 or 2.1.3);

Option Term	Means the Option Period together with the [**] month period (or such longer period as is provided in clause 2.2) required by Isis to obtain assignments of Arising IP and carry out any internal due diligence in relation to Arising IP in accordance with clause 2.2;

Personnel	means any directors, employees, agents, consultants, contractors, collaborators, sub-licensees of a party to this Agreement;

Principal Investigators	means Professor Kay Davies, Professor Stephen Davies and Dr Angela Russell or their successors;

Phase 1 Clinical Trial	means a human clinical trial, the principal purpose of which is preliminary determination of safety of a Candidate Product in healthy individuals or patients as described in 21 C.F.R. §312.21, or similar clinical study in a country other than the United States;

Publish	the publication of an abstract or an article in a journal or presentation at a conference or seminar (other than seminars internal to the University), and references to “Publication” are to be construed accordingly;

Research Field	means research and development in small molecule utrophin modulation in humans or animals;

RMT	means the Research Management Team as appointed under the Sponsored Research Agreement;

Royalties	means the royalty of [**]% currently provided for in the Arising IP 1 and IP3 Master Licence in Schedule 5;

Share Purchase Agreement	shall have the meaning given in Recital A above;

Sponsored Research Agreement	shall have the meaning given in Recital B above;

Term	means the term of this Agreement as set out in clause 11 below;

Third Party Funder	means a third party who contributes financial funding to either research covered by the Sponsored Research Agreement or research within the Research Field other than an Affiliate of Summit;

Valid Claim	means (a) a claim of any issued and unexpired patent, to the extent that such claim in any patent has not lapsed, been withdrawn or been disclaimed, denied or admitted to be invalid by any court of competent jurisdiction in a non-appealable judgment or otherwise rendered invalid or unenforceable through reissue, disclaimer or otherwise through re-examination, opposition, post-grant review or inter partes review, or lost through interference proceeding, or been cancelled or abandoned or dedicated to the public or (b) a claim of a pending patent application which has not been pending for a period of more than [**] years and that has not been finally cancelled, withdrawn, abandoned or rejected by any administrative agency or other body of competent jurisdiction;

Warrant	shall have the meaning given in clause 6.3;

Warrant Instrument	means the warrant instrument in the form set out in Schedule 6, to be executed by Summit on the date hereof.

1.2.	In this Agreement:

1.2.1	references to clauses are to the clauses of this Agreement;

1.2.2	references to the parties are to the parties to this Agreement;

1.2.3	headings are used for convenience only and do not affect its interpretation; and

1.2.4	references to a statutory provision include references to the statutory provision as modified or re-enacted or both from time to time and to any subordinate legislation made under the statutory provision.

2.	Option

2.1.	During the Option Term, Isis grants to Summit an exclusive option to a licence or licences under the Arising IP in the Field on the terms set out in this Agreement (“Option”). The option shall be exercised in each case by Summit notifying Isis in writing in accordance with any of clauses 2.1.1 or 2.1.2 or 2.1.3 below (each an “Option Notice”):

2.1.1	On expiry or termination of the Sponsored Research Agreement, Isis shall provide to Summit a written list of all Arising IP existing as of the date of such expiry or termination including Arising IP identified to the RMT of which it is aware. Summit shall have [**] months from receipt of such written list to serve an Option Notice on Isis in relation to any of the Arising IP listed by Isis; or

2.1.2	Service of an Option Notice by Summit at any time during the Option Period such notice specifying the chemical series around a Candidate Product or enabling technology under either Arising IP2 or Arising IP4 in respect of which Summit wishes to exercise the Option; or

2.1.3	Where GLP Toxicology Studies are initiated in relation to any Candidate Product, Summit shall have [**] calendar days from receipt of written list of Arising IP relating to such Candidate Product to serve an Option Notice on Isis in relation to any of the listed Arising IP. For clarity, where any Arising IP has not been listed by Isis and is subsequently identified as having been created during the Option Period to cover the Candidate Product exercise of an option in relation to such Arising IP can be made by Summit in accordance with clause 2.1.1 or 2.1.2.

2.2.	On receipt of the Option Notice in accordance with clause 2.1 above, Isis and Summit shall cooperate (a) to produce a list of all relevant Arising IP and (b) to procure the grant of a licence (i) on the terms set out in Schedule 5 for any licence pertaining to Arising IP1 and Arising IP3, or (ii) on terms based on Isis’s template licence and the terms determined pursuant to Clause 4.2.2 for any licence pertaining to Arising IP2 or Arising IP4, and in either case within [**] months of receipt of Option Notice by Isis. Such [**] month period is provided to enable Isis to obtain any necessary assignments of Arising IP from the University and to carry out its internal due diligence process. The [**] month period will be extended where Isis has not obtained the required assignments of Arising IP or completed its internal due diligence process but in each case Isis and the University will use reasonable endeavours to complete any assignment and due diligence and shall execute a definitive licence agreement (of the form provided in Schedule 5 to this Agreement for Arising IP1 and Arising IP3 and based on Isis’s template licence for an enabling technology and the terms determined pursuant to Clause 4.2.2 for any licence pertaining to Arising IP2 or Arising IP4) as quickly as possible after receipt of Option Notice by Isis. For clarity, the Parties intend there to be only one licence agreement and, in the event of multiple exercises of the Option, any additional Arising IP in respect of which Summit has exercised the Option shall be added to the existing licence subject to payment of the Option Exercise Fee by completion of amendments to Schedules 2 to 4 to the Master Licence to include the new Arising IP.

2.3.	The Parties will co-operate to determine and identify, as quickly as possible, the Arising IP in relation to which either the Option is being exercised (in accordance with clauses 2.1.2) or in relation to which Isis is providing notification (in accordance with clauses 2.1.1 and 2.1.3) and where possible the Option Notice should include the information set out in Schedule 4. Multiple Option Notices may be given by Summit during the Option Period in accordance with any of clauses 2.1.1-2.1.3. For clarity, an Option Notice specifying a specific Arising IP Type shall not prevent or affect Summit’s ability to serve any further Option Notice in relation to further Arising IP of the same or different Arising IP Types.

2.4.	During the Option Term and subject to clause 2.7 below, neither Isis nor the University shall (a) license, sell or otherwise dispose of the Arising IP to any third party within the Field; (b) enter into any negotiations for the licensing, sale or other disposal of the Arising IP to any third party within the Field; (c) grant any third party an option over the Arising IP within the Field, in each case in any way which would conflict with the granting of a licence to Summit in accordance with clause 3 of this Agreement.

2.5.	During the Option Term the Parties shall comply with the Project Management and Governance obligations set out in the Schedule 9 to this

Agreement. The Project Management and Governance obligations in this Agreement are the same (save for necessary contextual changes) as those set forth in the Sponsored Research Agreement and, in order to avoid duplication of effort, the Parties agree that the meetings of the respective RMTs and JSCs shall be held at the same time.

2.6.	On expiry of the periods for exercise set out in clauses 2.1.1 and 2.1.3 and in circumstances where Isis has not received any Option Notice from Summit in relation to any of the Arising IP listed by Isis the option set out in clause 2.1 shall expire in relation to any listed Arising IP which is not subject to an Option Notice on expiry of period for exercise. On such expiry clause 2.4 shall cease to apply in relation to any listed Arising IP which is not subject to an Option Notice.

2.7.	During the term of this Agreement, the University and Isis shall together use their respective commercial endeavours to ensure that all Arising IP is owned by one of the University and/or Isis and shall take all reasonable steps and execute all documentation as may be required to ensure that such Arising IP is owned by the University and/or Isis.

3.	Control of Prosecution

3.1.	As of the Effective Date Isis shall be responsible for the prosecution, maintenance and filing of any patent applications claiming solely Arising IP 2 and Arising IP 4 (“Isis Patents”). Isis shall have the final decision in relation to such filing, prosecution and maintenance of Isis Patents. However Isis shall:

a)	copy Summit on all material correspondence relating to Isis Patents and provide Summit with a reasonable opportunity to comment on such material correspondence;

b)	consult with Summit prior to making any material decisions in relation to Isis Patents and take into consideration any comments received from Summit;

c)	save that in the case of an emergency, Isis may proceed without first informing or consulting with Summit provided that disclosure of such action shall be made to Summit as soon as practicable thereafter.

3.2.	From the Effective Date, Summit shall be responsible for the filing, prosecution and maintenance of any patent application or patent claiming any of the Arising IP 1 or Arising IP 3 (“Summit Patents”). However Summit shall:

a)	copy Isis on all material correspondence relating to Summit Patents and provide Isis with a reasonable opportunity to comment on such material correspondence;

b)	consult with Isis prior to making any material decisions in relation to Summit Patents and obtain Isis’s prior written consent to such material decisions (such consents not to be unreasonable withheld delayed or conditioned);

c)	save that in the case of an emergency, Summit may proceed without first informing or consulting with Isis provided that disclosure of such action shall be made to Isis as soon as practicable thereafter.

3.3.	The parties shall agree which patent agents shall be used to advise on the filing, prosecution and maintenance of any patents and patent applications covering the Arising IP. For clarity, different patent agents may be agreed in relation to patents and patent applications claiming different Arising IP Types.

3.4.	Summit shall be responsible for all costs relating to the filing of any patent application or patent claiming any of Arising IP 1 or Arising IP 3, including Summit Patents. Isis shall be responsible for the costs relating to the filing of any patent application or patent claiming Arising IP other than Arising IP 1 or Arising IP 3, including Isis Patents. Summit agrees to reimburse Isis for [**]% of the reasonable third party costs incurred by Isis in prosecution, filing and maintenance of the patents and patent applications covering the Arising IP and for which Isis has responsibility. Such reimbursement shall be made within [**] days of receipt by Summit of an invoice from Isis for such third party costs. Upon execution of a licence to any Isis Patents, Summit will pay to Isis the remaining [**]% of costs incurred by Isis in prosecution, filing and maintenance of the patents and patent applications within [**] days of receipt of an invoice from Isis.

3.5.	Isis and Summit shall be entitled to attend any meetings with patent agents relating to any patents or patent applications claiming Arising IP, regardless of whether they are responsible for the prosecution, maintenance or filing of such Arising IP. Summit and Isis shall keep the other reasonably informed of the dates of any planned meetings with patent agents in which any patents or patent applications claiming Arising IP are intended to be discussed.

3.6.	Prior to either Summit or Isis permitting any patent application or patent claiming any Arising IP to lapse, the relevant party shall notify the other and provide the other with at least [**] days’ written notice to take over the prosecution, maintenance and filing of the notified patent application or patent. The other of Isis or Summit shall have [**] days from date of written notice to respond should it wish to take over the filing, prosecution and maintenance of the notified patent or patent application. In the absence of any response within such [**] day period, the party responsible for prosecution, filing and maintenance shall be entitled to permit such patent application or patent to lapse. Where the other party does notify within the [**] day period that it wishes to take over the filing, prosecution and maintenance of any notified patent or patent application, Isis and Summit shall co-operate to ensure transfer of filing, prosecution and maintenance as quickly as possible and in any event within any timescales for lapse or renewal of such patent or patent application.

3.7.	On entry of Summit and Isis into any licence agreement pursuant to Option exercise, the provisions of this clause 3 will automatically be replaced by the relevant prosecution, filing and maintenance provisions of the licence agreement in relation to the Arising IP licensed under such agreement.

4.	Consideration

4.1.	In consideration of the grant of the Option, Summit will issue the Warrants to Isis.

Within [**] days of the Effective Date, Summit shall pay to Isis the Option Fee. On the occasion of the first exercise by Summit of its Option over Arising IP, Isis shall send Summit an invoice for the Initial Option Exercise Fee and Summit shall pay the same within [**] days of receipt of that invoice. For exercise of its Option over subsequent Arising IP types, Summit shall make the Subsequent Option Exercise Fee payment within [**] days of receipt of an invoice from Isis for such. For clarity, Summit is not required to pay an Option Exercise Fee more than once for each Arising IP Type in respect of which it exercises its Option

4.2.	In advance of any grant of a licence under any Arising IP, Summit also agrees to pay certain milestone payments in relation to Candidate Products on the basis set out below in this clause 4.

4.2.1	In relation to any Candidate Product which would in the absence of any licence infringe Valid Claims of Arising IP 1 and/or Arising IP 3 or comprise or use any Arising IP 1 and/or Arising IP 3, then Milestone Payments in accordance with clause 5 shall become payable.

4.2.2	In relation to any Candidate Product which would in the absence of any licence infringe only Valid Claims of Arising IP 2 and/or Arising IP 4 or comprises or uses only Arising IP 2 and/or Arising IP 4 then the parties agree to negotiate in good faith at the time the level of milestone payments to be paid under a licence agreement. Where the parties are unable to agree on the level of milestone payments under this paragraph, either party may refer the matter to an independent expert for resolution. The independent expert shall be mutually appointed, or in the absence of agreement, appointed by the President of the Law Society of England and Wales. As a minimum the expert shall be a practising IP professional having a minimum of ten years’ experience in IP valuation. The expert’s decision shall be final and binding on both parties in the absence of manifest error and the expert shall determine which party or parties pay his costs.

4.2.3

The amount of consideration payable under clauses 4.2.1 and 4.2.2 shall take into account the involvement of the Founders in the creation or reduction to practice of Arising IP 1 and IP 2 and the Parties agree that the Founders have already received consideration under the Share Purchase Agreement in relation to Arising IP 1 and IP 2. Where the parties are unable to agree the applicable level of payments required in accordance with this clause either party may refer the matter to an independent expert for resolution. The independent expert shall be mutually appointed, or in the absence of agreement, appointed by the

President of the Law Society of England and Wales. As a minimum the expert shall be a practising IP professional having a minimum of ten years’ experience in IP valuation. The expert’s decision shall be final and binding on both parties in the absence of manifest error and which party pays the expert’s costs shall be determined by the expert.

4.3.	For clarity, any obligation (other than an accrued liability) to pay Milestone Payments under this Agreement in relation to any Candidate Product shall cease on entry into a licence agreement between Isis and Summit in relation to any Arising IP covering or used within such Candidate Product, and the Milestone Payment obligations under such licence agreement shall then apply to the relevant Candidate Product.

4.4.	All amounts payable to Isis under this Agreement:

4.4.1	are exclusive of VAT (or any similar tax) which Summit will pay at the rate from time to time prescribed by law;

4.4.2	will be paid by Summit within [**] days after date of the relevant invoice by telegraphic transfer to the bank account nominated by Isis from time to time; and

4.4.3	will be paid in GBP pounds sterling.

4.4.4	The Parties confirm that it is anticipated, as at the Effective Date, that the Founders shall not be entitled to a share of the Milestone Payments where the Milestone Payment relates to a Candidate Product which uses or comprises only Arising IP1 or Arising IP2 as consideration for such has already been paid to the Founders in accordance with the terms of the Share Purchase Agreement.

4.5.	Where Summit has to withhold tax by law, Summit will deduct the tax, pay it to the relevant taxing authority, and supply Isis with a Certificate of Tax Deduction at the time of payment of relevant consideration to Isis.

4.6.	In the event that full payment of any amount due from Summit to Isis under this agreement is not made by any of the dates stipulated, Isis may in its sole discretion charge Summit interest on the amount unpaid at the rate of [**] per cent ([**]%) over the base rate for the time being of [**], from the date when payment was due until the date of actual payment.

5.	Milestone Payments and Royalties for Arising IP 1 and Arising IP 3

5.1.	Summit shall pay the Milestone Payments on each of the Milestone Events. The Milestone Payment shall be due for each Candidate Product reaching such Milestone Event. For the purposes of this clause a Candidate Product will be considered to be a different Candidate Product if it were to be subject to a different marketing authorisation in any country.

5.1.1	For clarity the amounts set out in this clause shall only be payable in relation to Candidate Products which infringe any

Valid Claims only of Arising IP 1 and/or Arising IP 3 or which comprise or use only Arising IP 1 and/or Arising IP 3. Milestone and milestone payments in respect of Licensed Products which infringe any Valid Claims of Arising IP 2 and/or Arising IP 4 or which comprise or use any of Arising IP 2 and/or Arising IP 4 shall be negotiated by the parties in accordance with clause 4.2.2 of this Agreement.

5.1.2	The Milestone Payments and Royalties in respect of Arising IP 1 and Arising IP 3 actually payable by Summit shall be adjusted pro rata based on (i) the proportion of value delivered to the Arising IP 1 and Arising IP 3 by funding provided by Summit under the SRA and by Third Party Funders, as ascertained through the University’s standard IP due diligence procedures and (ii) additionally taking into account the value delivered to the Arising IP 1 or Arising IP 3 through Summit’s external spend with contract research organisations conducted to support the Arising IP, as identified at the date the invention is disclosed to Isis under its standard procedures.

The parties will work together in good faith to agree the proportionality of the value delivered to the Arising IP by Summit’s external research spend versus the combined value delivered by Summit’s funding under the Sponsored Research Agreement and Third Party Funding. By way of example only, work that has produced an inventive step will have greater value than work that further exemplifies the invention the invention embodied by the Arising IP 1 or Arising IP 3. In particular the above Milestone Payments and Royalties payable by Summit shall be reduced where any of the Arising IP 1 and Arising IP 3 used in the Candidate Product or comprised within any Candidate Product, or which the Candidate Product would infringe in the absence of any licence is funded wholly or partly by Summit. Where funded wholly by Summit then the Milestone Payments and Royalties due and payable by Summit shall be reduced by [**]% ([**] per cent).

For the purposes of calculating the reduction in the Milestone Payment and Royalties, the proportion of value contributed to the Arising IP 1 or Arising IP 3 by Summit’s external research spend shall be treated as if it were Summit’s funding under the Sponsored Research Agreement. Where funded partly by Summit (whether under either the SRA or via Summit’s external research spend) and partly by a Third Party Funder or Third Party Funders the reduction of [**]% ([**] per cent) shall be adjusted pro rata based on the overall proportion of value delivered to the Arising IP by Summit’s funding under the SRA and/or Summit’s external research spend incurred in developing the relevant Arising IP 1 and Arising IP 3.

Where the parties are unable to agree on the amount of reduction applicable under this paragraph, either party may refer the matter to an independent expert for resolution. The independent expert shall be mutually appointed, or in the absence of agreement, appointed by the President of the Law

Society of England and Wales. As a minimum the expert shall be a practising IP professional having a minimum of ten years’ experience in IP valuation. The expert’s decision shall be final and binding on both parties in the absence of manifest error and the expert shall determine which party or parties pay his costs.

5.2.	The Milestone Payments shall be due within [**] days of invoice from Isis issued after any Milestone Event has occurred.

5.3.	To the extent not covered by clause 6.1 below, Summit shall keep Isis informed of the development of the Arising IP, to the extent such development is not carried out under the Sponsored Research Agreement and shall provide Isis with regular updates (meaning no less frequently than once per calendar year) on the progress towards the Milestone Events. Summit shall inform Isis in writing of the achievement of each Milestone Event that it reaches within [**] days of having reached the relevant Milestone Event.

5.4.	Distribution by Isis of Milestone Payments received from Summit shall be in accordance with Isis standard policy and University statutes and regulations as in force as at the time of distribution.

6.	Equity Milestones

6.1.	During the term of this Agreement, Summit shall keep Isis informed of progress of the development of each Candidate Product through provision once per calendar year of written progress reports. Progress reports shall be provided within [**] business days following the anniversary of the Effective Date. Summit shall use Commercially Reasonable Endeavours to research and develop a Candidate Product. In particular Summit shall keep Isis informed of the selection of Candidate Products for further development and initiation of GLP Toxicology Studies in relation to any Candidate Products.

6.2.	In accordance with clause 4.1 Summit shall issue to Isis warrants to subscribe for a total of seven million, eighty one thousand, seven hundred and seventy (7,081,770) new Ordinary shares in Summit at 1 penny per Ordinary share (“Warrants”). The Warrants shall be issued on and subject to the terms of the Warrant Instrument.

6.3.	The issued shares resulting from exercise of the warrants shall rank pari passu with the ordinary shares of Summit existing at the time of issue. Following issue and allotment Summit shall (for so long as its shares are admitted to trading on AIM) procure admission of the allotted shares to trading on AIM as soon as practicable following the due date for issue and allotment of shares on the exercise of warrants and in accordance with the AIM rules.

6.4.	Nothing in this clause 6 shall oblige Summit to act other than in accordance with relevant stock exchange rules (including rules of AIM) and other regulatory and statutory requirements.

6.6	Prior to exercising a Warrant, Isis shall identify the Personnel and any third parties who in accordance with University statutes and regulations may be entitled to compensation in relation to any Arising IP licensed to Summit. Isis will ask all its Personnel to elect in writing whether they wish to receive their compensation by way of shares in Summit or cash reward. Isis shall then calculate the number of shares resulting from exercise of the relevant Warrant which must be sold in order to discharge any income tax and National Insurance obligations payable in respect of any allocation of compensation. Isis shall deduct this number of shares from the total shares which will be received as a result of exercise of the relevant Warrant and shall calculate from the remaining shares the proportions of such shares which should be allocated to the University, Isis, Personnel and any third parties in accordance with the University statutes and regulations. Isis shall then exercise the relevant Warrant and in its notice of exercise it shall inform Summit of the number of shares which should be allotted by Summit to each Personnel or third party who has elected to receive compensation by way of shares. Summit will allot the shares resulting from exercise of any Warrants by Isis either to such persons as so directed by Isis, or to Isis or its nominated broker who shall sell shares sufficient to cover any calculated income tax or National Insurance obligations. Isis shall be responsible for distribution of the cash resulting from sale of such shares in accordance with applicable University statutes and regulations. This clause 6.6 shall not impose any greater obligations on Summit than shall be contained in the Warrant Instrument.

7.	Infringement

7.1.	Each party will notify the other in writing of any misappropriation or infringement of any Arising IP of which the party becomes aware.

7.2.	The party responsible for prosecution, filing and maintenance of Arising IP under clause 3 (“Prosecuting Party”) has the first right (but is not obliged) to take legal action at its own cost against any misappropriation or infringement of any rights included in the Arising IP. The Prosecuting Party must discuss any proposed legal action with the other party (although in the case of Isis and the University, where Isis owns the relevant Arising IP, consultation with Isis shall be deemed to be sufficient consultation with the University) prior to the legal action being commenced, and as far as reasonably possible and taking into account the Prosecuting Party’s own commercial interests, take due account of the legitimate interests of the other party in the action it takes.

7.3.	If Summit takes legal action under clause 7.2, Summit will:

7.3.1	indemnify and hold Isis and the University harmless against all reasonable costs (including lawyers’ and patent agents’ fees and expenses), claims, demands and liabilities arising out of such activities and will settle any invoice received from Isis in respect of such costs, claims, demands and liabilities within [**] days of receipt;

7.3.2	keep Isis regularly informed of the progress of the legal action, including, without limitation, any claims affecting the scope of any Arising IP; and

7.3.3	be entitled to retain all damages received from any such action

Clause 7.3.1 shall not apply to the extent that any costs, claims, demands and liabilities are due to any negligence of or breach of this Agreement by Isis or the University after the Effective Date.

7.4.	If the Prosecuting Party has notified the other parties (or Isis in the case of Isis and the University) in writing that it does not intend to take any action in relation to the misappropriation or infringement or the Prosecuting Party has not taken any such action within [**] days [**] days of the notification under clause 7.1, the other party (or Isis in the case of Isis and the University) may take such legal action at its own cost.

7.5.	On entry into any licence agreement in relation to any specific Arising IP, any action relating to any misappropriation or infringement of any rights included in such specific Arising IP shall be governed by the provisions of the relevant licence agreement and this clause 7 shall cease to apply in relation to such Arising IP.

8.	Confidentiality

8.1.	Each party agrees:

8.1.1	to keep the Confidential Information in strict confidence and to take all reasonable precautions to prevent the unauthorised disclosure of it to any third party;

8.1.2	not to disclose any of the Confidential Information in whole or in part to any third party without the prior written consent of the disclosing party or as otherwise expressly permitted by any other clause of this Agreement;

8.1.3	not to use any of the Confidential Information for any purpose other than as necessary to fulfil its obligations under this Agreement or for exercise of any licence without the prior written consent of the other parties. For the purposes of this sub-clause consent from Isis shall be deemed to include consent from the University.

8.2.	The receiving party may disclose the Confidential Information of the disclosing party to such of its Personnel as reasonably require access to it for the purpose of fulfilling the receiving party’s obligations under this Agreement or for exercise of any licence provided that before Confidential Information is disclosed to them, they are made aware of its confidential nature and that they are under a legally-binding obligation to treat that Confidential Information in accordance with the terms of this Agreement.

8.3.	The obligations of confidence and non-use set out in clause 8.1 will not apply to any Confidential Information that:

8.3.1	is or becomes published, known publicly or is otherwise in the public domain save where such publication is in breach of the terms of this Agreement;

8.3.2	is, at any time, disclosed to a party by a third party under no obligation of confidentiality and in circumstances in which the receiving party has no reason to believe that there has been a breach of any obligation of confidence;

except that the above exceptions do not extend to circumstances where the Confidential Information includes information that was previously in the public domain, but where the novel collection of that information is separately protectable by the law of confidence.

8.4.	No party will be in breach of its obligations under clause 8.1 to the extent that it is required to disclose any Confidential Information of the other under any law or by or to a court or other public or regulatory body that has jurisdiction over it, (including but not limited to the London Stock Exchange or any other relevant stock exchange) provided that the receiving party gives the disclosing party written notice prior to disclosing any of the disclosing party’s Confidential Information and that the disclosure is made only to the extent required and for the purpose of complying with the requirement and that the receiving party takes all reasonable measures to ensure, as far as it is possible to do so, the continued confidentiality of any Confidential Information so disclosed.

8.5.	There will be no breach of obligations under clause 8.1 where Confidential Information becomes public in the ordinary course of the filing and prosecution of patent applications covering such Confidential Information, in each case provided such filing is in accordance with clause 3.

8.6.	No party will use the others’ name or logo in any press release or product advertising, or for any other promotional purpose, without first obtaining the other’s written consent. The Parties shall agree upon a press release to be made regarding the entering into of this transaction.

8.7.	No party will disclose to any other person the terms of this Agreement without the prior written consent of the others unless required to do so under any law or pursuant to any request, requirement or order of any court, government department or other legal or regulatory body that has jurisdiction over it.

8.8.	There shall be no breach of the obligations of clause 8.1 where any party is required to disclose any Confidential Information by law or regulatory authority (including as relevant under the Freedom of Information Act, under Data Protection Legislation or as required by the London Stock Exchange or any other relevant stock exchange) provided in each case that such party uses reasonable endeavours to procure confidentiality protection for any Confidential Information required to be disclosed and only discloses such Confidential Information as is required to be disclosed by law or regulatory authority.

8.9	Isis acknowledges that certain information it receives hereunder may constitute unpublished price sensitive information in relation to Summit’s ordinary shares and Isis undertakes that it will not deal in such while in possession of such unpublished price sensitive information.

9.	Warranties and Limitation of Liability

9.1.	Each party warrants to the others that it has the full power, authority and right to enter into this Agreement.

9.2.	Isis warrants that, as at the Effective Date (a) it has full power authority and rights to grant the options set forth in Clause 2 above and to enter into and fully comply with the obligations set forth in this Agreement and (b) save for the rights granted to the MDA and the MDC (full details of which have been provided to Summit), it is not aware of any agreements or third party rights (including any rights of any Third Party Funders or third parties who have funded the development of the Background IP) which would conflict with the terms of this Agreement or prevent or restrict the grant of the Option under Clause 2 or the grant of the licence to Summit on exercise of the Option.

9.3.	Summit understands and accepts that as a result of the nature of the Arising IP, no warranty or guarantee can be given that any Candidate Product can be further developed or that it will result in a product which can be sold and supplied by Summit or that the Arising IP is valid, patentable or will not infringe third party rights.

9.4.	Subject to clause 9.6, 9.7 and 9.8 the liability of each party for any breach of this Agreement, for any negligence or arising in any other way out of the subject-matter of this Agreement, will not extend to any indirect damages or losses or costs.

9.5.	Subject to clause 9.6, 9,7 and 9.8 the liability of each party for any breach of this Agreement, for any negligence or arising in any other way out of the subject-matter of this Agreement, will not extend to any loss of profits, loss of revenue, loss of data, loss of contracts or opportunity, whether direct or indirect even if the party bringing the claim has advised the other of the possibility of those losses, or if they were within the other party’s contemplation.

9.6.	Subject to clauses 9.8 and 9.9, the maximum liability of Isis to Summit under or otherwise in connection with this Agreement (including in respect of negligence) or its subject-matter will not exceed in aggregate a sum equal to three (3) times the total of (i) the option fee and (ii) all option exercise fees paid and (iii) the milestone payments paid.

9.7.	Subject to clauses 9.8 and 9.9 below the maximum liability of the University to Summit under or otherwise in connection with this agreement or its subject-matter (including in respect of negligence) will not exceed in aggregate the consideration received by the University pursuant to the Share Purchase Agreement.

9.8.

Neither the University nor Isis shall profit from any breach of clause 2.4 of this agreement and in the event of a breach of clause 2.4, whether by Isis or the University, Isis shall pay over to Summit, as soon as practicable and in any event no later than [**] months following demand by Summit, all consideration whether in the form of cash or otherwise received by the University and/or Isis under any agreement, arrangement or understanding entered into in breach of clause 2.4 and whether or not such consideration is in the form of cash payments and whether received during or after this agreement . This clause 9.8 sets out Summit’s full entitlement to compensation for a breach of clause 2,4 save in the event of wilful misconduct on the part of the University or Isis.

9.9.	Nothing in this Agreement limits or excludes any party’s liability for:

9.9.1	death or personal injury caused by its negligence; or

9.9.2	for fraud, fraudulent misrepresentation, wilful misconduct or any sort of liability that, by law, cannot be limited or excluded.

9.10.	The express undertakings and warranties given by the parties in this Agreement are in lieu of all other warranties, conditions, terms, undertakings and obligations whether express or implied by statute, common law, custom, trade usage, course of dealing or in any other way. All of these are expressly excluded from this Agreement to the full extent permitted by law.

10.	Force Majeure

If the performance by any party of any of its obligations under this Agreement is delayed or prevented by circumstances beyond its reasonable control, that party will not be in breach of this Agreement because of that delay in performance. However, if the delay in performance is more than [**] months, either of the other parties may terminate this Agreement with immediate effect by giving written notice to the affected party.

11.	Term and Termination

11.1.	This Agreement will come into force on the Effective Date and will remain in force until expiry of the Option Term, unless terminated earlier in accordance with this clause 11.

11.2.	Summit may (without limiting any other remedy it may have) at any time terminate this Agreement with immediate effect by giving written notice to Isis and the University if:

11.2.1	Isis or the University is in material breach of any provision of this Agreement and, if it is capable of remedy, the breach has not been remedied within [**] days after receipt of written notice specifying the breach and requiring its remedy; or

11.2.2

Isis or the University becomes insolvent, or if an order is made or a resolution is passed for their winding up (except voluntarily for the purpose of solvent amalgamation or reconstruction), or if an administrator, administrative receiver or receiver is appointed over the whole or any part of Isis’ or the University’s assets, or if Isis or the University makes any arrangement with its creditors or ceases to carry on business or does or suffers any similar or analogous act existing under the laws of any country.

11.3.	Isis and the University may (without limiting any other remedy it may have) at any time terminate this Agreement with immediate effect by giving written notice to Summit if:

11.3.1	Summit is in material breach of any provision of this Agreement and, if it is capable of remedy, the breach has not been remedied within [**] days after receipt of written notice specifying the breach and requiring its remedy; or

11.3.2	Summit becomes insolvent, or if an order is made or a resolution is passed for its winding up (except voluntarily for the purpose of solvent amalgamation or reconstruction), or if an administrator, administrative receiver or receiver is appointed over the whole or any part of Summit’s assets, or if Summit makes any arrangement with its creditors or ceases to carry on business or does or suffers any similar or analogous act existing under the laws of any country.

11.4.	Termination of this Agreement will not release any party from any obligation or liability which has fallen due or arisen before the effective date of termination of the Agreement as the case may be including as relevant any obligation to enter into a licence under any Arising IP subject to an Option Notice served prior to the date of termination or expiry of this Agreement. On termination or expiry of this Agreement:

11.4.1	In circumstances where no Option has been exercised, Summit shall transfer prosecution, filing and maintenance of Arising IP in respect of which it has conduct back to Isis as soon as reasonably possible after termination of this Agreement;

11.4.2	In circumstances where an Option has or Options have been exercised, Summit shall use reasonable endeavours to transfer prosecution, filing and maintenance of Arising IP back to Isis as soon as reasonably possible after termination of this Agreement and to the extent such Arising IP is not the subject of an Option Notice or licence resulting from exercise of an Option

11.4.3	Summit will assign to Isis all its Intellectual Property Rights related to Arising IP created by Summit or on Summit’s behalf by a third party after the Effective Date for which no Option Notice has been served to Isis by Summit.

11.5.	In addition to the rights of termination under clause 11.2, Summit may also give written notice to Isis at any time that (a) it does not wish to take a licence under any specified Arising IP, in which case such Arising IP shall no longer fall within clause 2.1 and clause 2.4 shall not apply in relation to such specified Arising IP and Isis shall thereafter be free to use and exploit that Arising IP as it thinks fit.

11.6.	Summit may terminate this agreement effective from each anniversary of the Effective Date by giving not less than sixty (60) days’ written notice to Isis and the University. Such notice will provide the reason for termination.

11.7.	Clauses 1.1, 6.6, 7.3, 8, 9.4 to 9.10, 11.4 and 12 will survive termination of this Agreement for whatever reason.

12.	General

12.1.	Notices: Any notice to be given under this Agreement must be in writing and may be delivered by e-mail (in which case the notice shall be deemed received as of the date of acknowledgement of receipt by recipient) or by hand (in which case notice shall be deemed received as of date of delivery). Notices must be provided to the address set out at the top of this Agreement or such other address communicated by either party from time to time. E-mail notification must be provided to the following e-mail addresses or such other e-mail address as may be communicated from time to time by one party to the other parties:

For Isis:	For the University:

Name: Tom Hockaday	Name: Glenn Swafford

Email address: tom.hockaday@isis.ox.ac.uk	Email address: glenn.swafford@admin.ox.ac.uk

For Summit:

Name: Glyn Edwards, Chief Executive Officer

Email address: glyn.edwards@summitplc.com

In the case of Isis notices should be addressed to the CEO and in the case of Summit notices should be address to the CEO.

12.2.	Assignment/sub-contracting: Summit may not assign any of its rights or obligations under this Agreement in whole or in part, except to an Affiliate and only for so long as it remains an Affiliate, without the prior written consent of Isis such consent not to be unreasonably withheld delayed or conditioned. For clarity Isis shall be entitled to withhold consent to assignment of this Agreement to any company whose business or the business of any of its Affiliates is in the fields of gambling, tobacco, arms dealing, drug trafficking or any other field that in the reasonable opinion of Isis will have a detrimental impact on the reputation of either Isis or of the University. In the event of the acquisition of Control of Summit by a third party whose business or the business of any of its Affiliates is in the fields of gambling, tobacco, arms dealing, drug trafficking or any other field that in the reasonable opinion of Isis will have a detrimental impact on the reputation of either Isis or of the University, Isis shall be entitled to terminate this Agreement.

12.3.	Illegal/unenforceable provisions: If the whole or any part of any provision of this Agreement is void or unenforceable in any jurisdiction, the other provisions of this Agreement, and the rest of the void or unenforceable provision, will continue in force in that jurisdiction, and the validity and enforceability of that provision in any other jurisdiction will not be affected.

12.4.	Waiver of rights: If a party fails to enforce, or delays in enforcing, an obligation of the other party, or fails to exercise, or delays in exercising, a right under this Agreement, that failure or delay will not affect its right to enforce that obligation or constitute a waiver of that right. Any waiver of any provision of this Agreement will not, unless expressly stated to the contrary, constitute a waiver of that provision on a future occasion.

12.5.	No agency: Nothing in this Agreement creates, implies or evidences any partnership or joint venture between the parties, or the relationship between them of principal and agent. No party has any authority to make any representation or commitment, or to incur any liability, on behalf of the others.

12.6.	Entire agreement: This Agreement together with the Share Purchase Agreement, the Warrant Instrument, the Sponsored Research Agreement and Licence Agreement constitutes the entire agreement between the parties relating to its subject matter. Each party acknowledges that it has not entered into this Agreement on the basis of any warranty, representation, statement, agreement or undertaking except those expressly set out in this Agreement. Each party waives any claim for breach of this Agreement, or any right to rescind this Agreement in respect of, any representation which is not an express provision of this Agreement. However, this clause does not exclude any liability which any party may have to the others (or any right which any party may have to rescind this Agreement) in respect of any fraudulent misrepresentation or fraudulent concealment prior to the execution of this Agreement.

12.7.	Formalities: Each party will take any action and execute any document reasonably required by the other party to give effect to any of its rights under this Agreement, or to enable their registration in any relevant territory provided the requesting party pays the other parties’ reasonable expenses.

12.8.	Amendments: No variation or amendment of this Agreement (including the Schedules) will be effective unless it is made in writing and signed by each party’s representative.

12.9.	Third parties: No one except a party to this Agreement has any right to prevent the amendment of this Agreement or its termination, and no one except a party to this Agreement may enforce any benefit conferred by this Agreement, unless this Agreement expressly provides otherwise.

12.10.	Counterparts: This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but both originals together shall constitute only one and the same agreement.

12.11.	Governing law: This Agreement is governed by, and is to be construed in accordance with, English law. In the event of any dispute relating to this Agreement, the parties shall first seek to resolve such dispute amicably. Where resolution is not possible the dispute may be referred to the English courts and the parties accept the exclusive jurisdiction of the courts of England and Wales.

12.12.	Counterparts – This Agreement may be executed in one or more counterparts. The execution and delivery of PDF versions of the correctly executed Agreement initialled on each page by all Parties shall constitute execution.

[Signatures are on next page]

SIGNED by the authorised representatives of the parties on the date set out at the head of this Agreement.

SIGNED for and on behalf of ISIS INNOVATION LIMITED:		SIGNED for and on behalf of the CHANCELLOR, MASTERS AND SCHOLARS OF THE UNIVERSITY OF OXFORD:

Name	Linda Naylor
Position	Head of Technology Transfer And Consulting	Name	Glenn Swafford
		Position	Director, Research Services
Signature	/s/ Linda Naylor
		Signature	/s/ Glenn Swafford

SIGNED for and on behalf of SUMMIT CORPORATION PLC:

Name	Frank M. Armstrong

Position	Chairman

Signature	/s/ Frank M. Armstrong

SCHEDULE 1 – Arising IP Type

There are four types of Arising IP expected to be generated during the course of the Sponsored Research Agreement or within the Research Field:

Arising IP Type	Definition

Arising IP 1	Arising IP comprising new chemical entities or compounds which constitute Improvements to the Background IP.

Arising IP 2	Arising IP comprising Improvements to the Background IP excluding any Arising IP falling within the definition of Arising IP 1 or Arising IP 3.

Arising IP 3	Arising IP comprising new chemical entities or compounds excluding Arising IP falling under the definition of Arising IP1.

Arising IP 4	Arising IP not falling within the definitions of Arising IP1, Arising IP 2 or Arising IP 3.

For the purposes of this schedule 1, “Improvements” shall mean any further development, modification, alteration, derivative of, or composition or change including new chemical entities, compounds, any polymorphs, salts, esters, pro-drugs, metabolites, isomers, stereoisomers, solvates, formulations, compositions, analogues, conjugates, complexes, combinations, uses (first, second or subsequent regardless of drafting convention), processes, intermediates, starting materials and uses of the same.

In the event of any disagreement between the Parties as to whether Arising IP constitutes Arising IP1 or Arising IP3 that the parties are unable to resolve between themselves, then either party may at any time during the Option Term refer the matter for determination by an independent patent agent mutually agreed between the Parties or, in the event of failure to agree, appointed by the President for the time being of the Chartered Institute of Patent Agents.

Schedule 2 – Milestones and Milestone Payments

Milestone Event	Milestone Payment (GBP)
[**]	[**]
[**]	[**]

•

Schedule 3

Equity Milestones

The following share consideration shall be issued and allotted by Summit on the Equity Events listed in the table below:

No.	Equity Event on which Equity Milestone is due	Equity Milestone
1	[**]	[**]
2	[**]	[**]
3	[**]	[**]

Schedule 4 – Template Arising IP notification

On exercise of any option under clause 2.1 the following information should, where reasonably possible, be provided:

•	Details of any patent applications filed and the status of such patent applications in relation to notified Arising IP;

•	Description of any know-how within the Arising IP and who was involved in the creation of such know-how;

•	Any materials required to access Arising IP;

•	Any third party funders responsible for funding of creation of or reduction to practice of Arising IP;

•	University employees involved in the creation of or reduction to practice of Arising IP.

SCHEDULE 5 – LICENCE PROFORMA

DATED 22 NOVEMBER 2013

(1) ISIS INNOVATION LIMITED

and

(2) SUMMIT CORPORATION PLC

MASTER LICENCE AGREEMENT

PERTAINING TO ARISING IP

(ISIS PROJECT No(S).            )

THIS AGREEMENT is made on 22 November 2013.

BETWEEN:

(1)	ISIS INNOVATION LIMITED (Company No. 2199542) whose registered office is at University Offices, Wellington Square, Oxford OX1 2JD, England (the “Licensor”); and

(2)	SUMMIT CORPORATION PLC (Company Registration No. 05197494) whose registered office is at 85b Park Drive, Milton Park, Abingdon, Oxfordshire, OX14 4RY, UK (the “Licensee”).

The Licensee’s VAT registration number is 876331407.

BACKGROUND:

A.	The Licensee has purchased a company called MuOx Limited that has a licence from the Licensor to certain background intellectual property rights.

B	The Parties and the University entered into a Sponsored Research Agreement pursuant to which the Licensee will fund the development of the aforementioned background intellectual property rights.

C.	The Parties and the University entered into the Option Agreement pursuant to which the Licensee is granted an option to take a licence over certain Licensed Technology in the Field.

D.	The Option granted to the Licensee by the Option Agreement may be exercised multiple times and the Parties have agreed that upon first exercise of the Option, the Parties would execute this Master Licence which in the first instance would cover the Licensed Technology in respect of which the initial Option was exercised and, on further exercises of the Option, further Schedules (being additions to 0) of additional Licensed Technology would be added to the Master Licence.

E.	Pursuant to the Option Agreement, the Licensee now wishes to exercise its option under the Option Agreement to obtain a license to the Licensed Technology, on the terms of this agreement.

AGREEMENT:

1.	Interpretation

In this agreement (including its Schedules), any reference to a “clause” or “Schedule” is a reference to a clause of this agreement or a schedule to this agreement, as the case may be. Words and expressions used in this agreement have the meaning set out in 0.

2.	Grant of Licence

2.1	The Option granted to the Licensee by the Option Agreement may be exercised multiple times and the Parties agree that upon first exercise of the Option, the Parties will execute this Master Licence which in the first instance will cover the Licensed Technology in respect of which the initial Option was exercised and, on further exercises of the Option, additional Licensed Technology would be added to the Master Licence by way of additions to 0.

2.2

In consideration of the payments required to be made under this agreement by the Licensee, the Licensor grants to the Licensee a licence in the Territory in respect of the Licensed Technology to research, develop, make, have made, use, have used, import, have imported, and Market the Licensed Products in the Field on and subject to the terms and conditions of this Agreement. Subject to clause 0, the Licence is exclusive in the Field in relation to the Licensed Technology. For avoidance of doubt, Licensee shall have exclusive rights over Licensed Products in all indications. The Licensor retains unrestricted rights to use and license others to use the Licensed Know-How, and to use and license the Licensed Technology, in each case outside the Field and for indications in respect of which the Licensee has not been granted an exclusive licence.

2.3	As soon as is reasonably practicable after the date of this agreement but in any event no later than [**] days after the date of this Agreement, the Licensor will, at the Licensor’s cost, supply the Licensee with the Documents. Each time any additional Licensed Technology is added to this Agreement the Licensor will, at the Licensor’s cost, as soon as is reasonably possible, supply the Licensee with the Documents pertaining to the additional Licensed Technology.

2.4	The Licensee may grant sub-licences without the prior written consent of the Licensor, provided that:

(a)	must contain diligence obligations not inconsistent with those set forth in this Agreement and a right to terminate the sub-licence in the event of failure to comply with those diligence obligations;

(b)	the nature or business of the proposed sub-licensee or any Affiliate of the proposed sub-licensee is not in the fields of gambling, tobacco, arms dealing, drug trafficking or any other field that in the reasonable opinion of the Licensor will have a detrimental impact on the reputation of either the Licensor or of the University;

(c)	immediately following the grant of each sub-licence, the Licensee shall provide a certified, redacted copy of that sub-licence (with commercially sensitive terms removed) to the Licensor;

(d)	no sub-licensee shall be permitted to grant any further sub-licences (i) to parties who are, or their Affiliates are carrying out business in the fields of gambling, tobacco, arms dealing, drug trafficking or any other field that in the reasonable opinion of the Licensor will have a detrimental impact on the reputation of either the Licensor or of the University or (ii) that enable the sub-licensee’s sub licensee to grant further sub-licences without the prior written consent of the Licensor. For clarity the sub-licensee shall only be able to grant a sub-licence through one more tier without the prior written consent of the Licensor;

(e)	the Licensee should enforce any breach of the sub-licence against the sub-licensee if the breach would be a breach of this agreement if it had been committed under this agreement; and

(f)	the grant of any sub-licence under Licensed Technology that comprises Arising IP2 or Arising IP4 shall require the prior written consent of the Licensor which shall not be unreasonably withheld, delayed or conditioned.

3.	Improvements

3.1	The Licensed Technology covered by the Licence includes the Licensor’s Improvements. The Licensor will communicate in writing to the Licensee within one (1) month of becoming aware of the creation thereof all Licensor’s Improvements.

3.2	The Licensee acknowledges and agrees that all Intellectual Property Rights in the Licensor’s Improvements belong to the Licensor and be subject to the Licence.

3.3	The Licensee will provide to the Licensor annual written reports, commencing [**] days after the first anniversary of the Effective Date, describing Licensee’s Improvements.

3.4	The Licensor acknowledges and agrees that all Intellectual Property Rights in the Licensee’s Improvements belong to the Licensee.

4.	Rights Re Non-Commercial Use

4.1	The Licensee grants the Licensor an irrevocable, perpetual, royalty-free licence to grant the University and those persons who at any time work or have worked on the Licensed Technology the licence set out in clause 0.

4.2	The Licensor has granted and will grant, to the University and those persons who at any time work or have worked on the Licensed Technology a non-transferable, irrevocable, perpetual, royalty-free licence to use and publish the Licensed Technology for Non-Commercial Use and will grant to those persons within the University who at any time have worked on the Licensed Technology a non-transferable, irrevocable, perpetual, royalty-free licence to use the Licensee’s Improvements for Non-Commercial Use.

5.	Filing And Maintenance

5.1	The Licensee will, in consultation with the Licensor in accordance with clause 0 and at the Licensee’s cost, file, maintain and renew the Application. In addition to the above, in relation to the Application the Licensee shall:

5.1.1	copy Licensor on all material correspondence relating to the Application and provide Licensor with a reasonable opportunity to comment on such material correspondence before responding to the same;

5.1.2	consult with the Licensor prior to making any material decisions in relation to the Application and obtain Licensor’s prior written consent to such material decisions (such consent not to be unreasonably withheld, delayed or conditioned); and

5.1.3	give the Licensor adequate advance notice of its intention to file any patent application, to designate any country in a patent application, or to take any material decision in relation to a patent application or granted patent, and will provide to Licensor copies of all relevant documents;

5.1.4	allow representatives of the Licensor and any professional advisors of the Licensor to attend meetings with the Licensee’s patent professionals;

5.1.5	provide the Licensor with adequate notice of any formal hearings or other proceedings which the Licensee is entitled to attend and will, if possible, permit representatives of the Licensor to attend as well;

5.1.6	without limiting the foregoing, the Licensor will have the right to review the text of all patent specifications, claims and any other documents filed at any stage of a patent application or of any opposition, re-examination, interference or other similar procedure relating to a granted or pending patent;

5.1.7	the Licensee will (or will procure that its patent professionals will) provide copies of all official correspondence from patent offices relating to the Licensed Technology to the Licensor within a reasonable time of receipt. Such correspondence shall include, without limitation, renewal notices;

provided always that the Licensee may act without further consultation if patent rights would otherwise be lost.

5.2	The Licensee shall inform the Licensor not less than [**] months in advance of the National Phase filing deadline (noted in 0) of the territories within the scope of the PCT that it wishes to be covered in the National Phase of the Application. In the event that the Licensor wishes to proceed in countries other than those chosen by Licensee, the Licensor shall then be entitled to proceed with filing the applications at the Licensor’s cost in such territories, which will be deemed as of the date of Licensor filing National Phase applications in these territories to be excluded from the Territory.

The Licensee shall be entitled to remove any one or more of the countries from the Territory at any time by giving not less than [**] months notice to the Licensor. If the Application is proceeding under the PCT then such notice may not be given any earlier than the date for commencement of the National Phase filing. For the avoidance of doubt the Licensee shall remain liable for the costs mentioned in clause 0 that arise during the said notice period in respect of the countries being removed. The Licensor may at its sole discretion elect to maintain the Application in the countries chosen to be removed from the Territory by the Licensee, whereupon the Licensor will become responsible for all costs incurred in the prosecution and maintenance of the Application in those countries.

5.3	The Licensor shall, at the cost of the Licensee provide to the Licensee, and so far as is practicable procure that the University provides to the Licensee all reasonable assistance, and executes all documents reasonable necessary for the Licensee to be able to file, prosecute, defend and enforce the Application.

6.	Infringement

6.1	Each party will notify the other in writing of any misappropriation or infringement of any rights in the Licensed Technology of which the party becomes aware.

6.2	The Licensee has the first right (but is not obliged) to take legal action at its own cost against any misappropriation or infringement of any rights included in the Licensed Technology in the Field. The Licensee must discuss any proposed legal action with the Licensor prior to the legal action being commenced, and take due account of the legitimate interests of the Licensor in the action it takes provided always that the Licensee may act without further consultation if rights in the Licensed Technology would otherwise be prejudiced or lost.

6.3	If the Licensee takes legal action under clause 0, the Licensee will:

(a)	indemnify and hold the Licensor and the University harmless against all costs (including lawyers’ and patent agents’ fees and expenses), claims, demands and liabilities arising out of such activities and will settle any invoice received from the Licensor in respect of such costs, claims, demands and liabilities within [**] days of receipt; and

(b)	treat any award of profits or damages (including, without limitation, punitive damages) as Net Sales for the purposes of clause 0, having first for these purposes deducted from the award an amount equal to any legal costs incurred by the Licensee in the action that are not covered by an award of legal costs; and

(c)	keep the Licensor regularly informed of the progress of the legal action, including, without limitation, any claims affecting the scope of the Licensed Technology.

6.4	If the Licensee has notified the Licensor in writing that it does not intend to take any action in relation to the misappropriation or infringement or the Licensee has not taken any such action within [**] days of the notification under clause 0, the Licensor may take such legal action at its own cost provided that it shall not settle any action without the consent of the Licensee such consent not to be unreasonably withheld delayed or conditioned.

7.	Confidentiality

7.1

Subject to clauses 0 to 0, (a) each party shall keep confidential the Confidential Information that does not pertain to the Licensed Technology disclosed to it by the other party and not use such other than for the purposes of this agreement; and (b) each party (being a receiving or disclosing party as the case may be) will keep confidential the Confidential Information pertaining to the Licensed Technology (including business and development plans pertaining thereto) and will not disclose or supply the Confidential Information pertaining to the Licensed Technology to any third party or use it for any purpose, except in accordance with the rights granted hereunder and the terms and objectives of this agreement. Specifically Licensee may use and disclose Licensed Technology in the Application, to undertake pre-clinical and clinical development of the Licensed Technology, to seek regulatory approvals for the Licensed Technology, to Market the Licensed Technology, to cause enable or assist a sub-licensee or subcontractor to do any of the above, to raise finance for the Licensee and to seek sub-licensees.

7.2	The Licensee may disclose to sub-licensees of the Licensed Technology such of the Confidential Information pertaining to the Licensed Technology of which it consists as is necessary for the exercise of any rights sub-licensed, provided that the Licensee shall ensure that such sub-licensees accept a continuing obligation of confidentiality in the same terms as this clause before the Licensee makes any disclosure of the Confidential Information pertaining to the Licensed Technology. The Licensee may also disclose the Licensed Technology to the extent reasonably required in connection with the conduct of its business including to potential investors, other business associates, professional advisors provided that such persons have agreed in writing to be bound by non-use and non-disclosure obligations that are no less strict than those set forth in this Agreement or are subject to professional codes of conduct that prevent disclosure of client confidential information and the Licensee will take action in respect of any breach of such obligations.

7.3	Nothing in this Agreement shall prevent or hinder any registered student of the University from submitting for a degree of the University a thesis based on the Licensed Technology, the examination of such a thesis by examiners appointed by the University, or the deposit of such a thesis in accordance with the relevant procedures of the University.

7.4	The Licensor shall use its best efforts to procure that the University complies with the following obligations: in accordance with normal academic practice, all employees or students of the University shall be permitted:

7.4.1	subject to first following the procedures laid down in clause 0, to publish the Licensed Technology; and

7.4.2	in pursuance of the University’s academic functions, to discuss the Licensed Know-How in internal seminars, and to give instruction within the University on questions related to such work.

7.5	Where the University wishes to submit for publication any paper containing the Licensed Technology are any part thereof, the Licensor shall use its best efforts to procure that the University will submit such proposed publication to the Licensee in writing, together with a formal notification of intent to submit for publication not less than [**] days in advance of the submission for publication. Licensee may require the University to delay submission for publication if in the Licensee’s opinion such delay is necessary in order to seek patent or similar protection for the relevant part or parts of the Licensed Know-How and, in such a case, the Licensor shall procure that the University delays the publication in accordance with the following sentences. A delay imposed as a result of a requirement made by the Licensee shall not last longer than is absolutely necessary to seek the required protection; and therefore shall not exceed [**] months from the date of receipt of the proposed publication by the Licensee, although the University will not unreasonably refuse a request from the Sponsor for additional delay in the event that property rights would otherwise be lost. Notification of the requirement for delay in submission for publication must be received by the Licensor and the University within [**] days after the receipt of the proposed publication by the Licensee, failing which the University and the Licensor shall be free to assume that the Licensee has no objection to the proposed publication.

7.6	Clause 0 will not apply to any Confidential Information which:

(a)	is known to the receiving party before disclosure, and not subject to any obligation of confidentiality owed to the disclosing party; or

(b)	is or becomes publicly known without the fault of the receiving party; or

(c)	is obtained by the receiving party from a third party in circumstances where the receiving party has no reason to believe that it is subject to an obligation of confidentiality owed to the disclosing party; or

(d)	the receiving party can establish by reasonable proof was substantially and independently developed by officers or employees of the receiving party who had no knowledge of the disclosing party’s Confidential Information; or

(e)	the Parties mutually agree in writing may be disclosed; or

(f)	the receiving party is required to disclose by law including for clarity the rules of the London Stock Exchange or any other relevant stock exchange.

8.	Royalties And Other Payments

8.1	The Licensee will pay to the Licensor, for a period commencing on the date of this Agreement and expiring on the later of (a) the expiration of the last Valid Claim claiming a Licensed Product or (b) twenty (20) years from the date of this Agreement (“the Royalty Term”), a royalty equal to the Royalty Rate on all Net Sales of Licensed Products . However:-

(i)	in countries where (a) Market Exclusivity does not exist; and (b) the Licensed Product is being sold by the Licensee or any Affiliate of the Licensee and (c) a Directly Competing Product is being actively marketed by a commercial third party entity (not being a sub - licensee under this agreement) and as a result market share in that country reduces by more than [**] percent ([**]%) in that time period calculated by reference to Net Sales averaged over the three calendar years ending immediately before the period that is being considered, then in respect of that time period the Licensee shall be entitled to a reduction in the Royalty Rate of [**] percent ([**]%) in that country; and

(ii)	in countries where (a) Market Exclusivity does not exist; and (b) the Licensed Product is being sold by a sub-licensee or a sub-sub-licensee then the Licensee shall be liable to pay royalties that are the lesser of (i) what would have been payable under this clause 8.1; or (ii) [**] percent ([**]%) of the sums actually paid to the Licensee by its sub-licensee in respect of sales of the Licensed Product

(iii)	In this clause 8.1, unless stated otherwise a reference to “sub-licensee” includes all direct and indirect sub-licensees of the Licensee

8.2	On expiration of the Royalty Term, all licences granted to the Licensee hereunder and for clarity including the right to sub-licence shall become perpetual, irrevocable, royalty free and fully paid up.

8.3	The Licensee shall pay to the Licensor a royalty equal to the Fee Income Royalty Rate on any upfront fee received by the Licensee in connection with the grant of any sub-licence or a sub-sub licence in respect of the Licensed Technology. The Licensee shall notify the Licensor, within [**] days of receipt of any upfront fee received by the Licensee in connection with the grant of any sub-licence in respect of the Licensed Technology and thereafter pay the royalty within [**] days of receipt of an invoice from the Licensor in respect on the royalty.

8.4	The Licensee will notify the Licensor within [**] days after it or any Affiliate or sub-licensee achieves any Milestone, and thereafter pay to the Licensor the Milestone Fee in respect of each Milestone within [**] days of receipt of an invoice from the Licensor in respect of such Milestone Fee.

8.5	The Milestone Fee is non-refundable and will not be considered as an advance payment on royalties payable under clause 0.

8.6	Each Milestone Fee is payable each time any individual Licensed Product achieves the Milestone.

8.7	The Licensor has been issued with the Warrants under the Terms of the Option Agreement. It is the intention of the Parties that, in the event a Milestone Event is achieved for the first time, in the relevant time frame, under this Agreement, the relevant Warrants may be exercised in respect of the relevant Equity Milestone in accordance with the following terms. For the avoidance of doubt each Equity Milestone shall not be paid more than once and whether it is achieved when this Agreement is in place or during the term of the Option Agreement.

8.8	Each Equity Milestone is achieved upon the first Licensed Product to pass the corresponding Equity Event in the relevant time frame under either the Option Agreement or this Agreement as laid out in 0. Each Equity Milestone will become exercisable by Licensor at the end of the Equity Milestone Period whereupon Licensee will pay to the Licensor the relevant Warrant Payment and upon receipt of this amount by the Licensor, the Licensor will be able to exercise Warrants up to the maximum number of Ordinary shares in the Licensee that the Warrant Payment permits.

8.9	Where the Equity Event for Equity Milestones 1 and 2 in 0 does not occur by the end of the Equity Milestone Period, neither the Equity Milestone nor the relevant Warrant Payment shall be due and owing from Licensee.

8.10	Where the Equity Event for Equity Milestone 3 is achieved after the Equity Milestone Period and such delay is not caused by any act or omission of the University or Isis whether under this Agreement or under the Sponsored Research Agreement, the Equity Milestone Period will be extended by the period of time over which the delay occurred.

8.11	Upon Licensor’s exercise of Warrants, Licensor will calculate the number of Equity Milestone shares that must be sold in order to discharge the income tax and National Insurance contributions (employer’s and employees’) payable in respect of such entitlement and to discharge any reasonable costs incurred by it in selling (including but not limited to brokerage fees) or distributing the Equity Milestone shares or the proceeds of sale. Licensor will deduct this number of shares from the total received under the Equity Milestone and calculate the proportion of the remaining reward that should flow to those Inventors who have served Licensor written notice that they wish to receive their reward of the Equity Milestone in shares as opposed to cash. Licensee will then pass such shares as directed by Licensor directly to the Inventors who have chosen to receive their Equity Milestone reward in shares. Licensee shall then pass all remaining shares to Licensor or Licensor’s nominated broker.

8.12	Subject to the use by the Licensee of a commercially reasonable quantity of Licensed Products for promotional sampling, the Licensee must not accept or solicit any non-monetary consideration when selling Licensed Products without the prior written consent of the Licensor.

8.13	The Licensee will make all payments in pounds sterling or any currency replacing pounds sterling in its entirety.

8.14	For the purposes of calculating any amount payable by the Licensee to the Licensor in a currency other than pounds sterling (or replacement currency), the Licensee shall apply an exchange rate equivalent to:

(a)	the average of the applicable closing mid rates quoted by the Financial Times as published in London on the first Business Day of each month during the Quarter just closed; or

(b)	for payments under clause 0 only, the first Business Day of the month in which the payment was received by the Licensee.

8.15	Where the Licensee has to withhold tax by law, the Licensee will deduct the tax, pay it to the relevant taxing authority, and supply the Licensor with a Certificate of Tax Deduction at the time of payment to the Licensor.

8.16	In the event that full payment of any amount due from the Licensee to the Licensor under this agreement is not made by any of the dates stipulated, the Licensee shall be liable to pay interest on the amount unpaid at the rate of [**] per cent ([**]%) overLIBOR, from the date when payment was due until the date of actual payment.

9.	Diligence

The Licensee must use its Commercially Reasonable Endeavours to develop, exploit and Market the Licensed Technology(ies) as contemplated in the definition of Commercially Reasonable Endeavours. For clarity, and without prejudicing the generality of the foregoing, the Licensor acknowledges and agrees that Commercially Reasonable Endeavours recognizes and accounts for a staggered approach to multiple potential candidates and thus potentially multiple Licensed Technologies (meaning focus is placed on a lead candidate/Licensed Technologies and a small number of back up candidates/Licensed Technologies rather than equally across all potential candidates). In the event that substantive, legitimate scientific evidence becomes available showing the Licensed Technology has the potential to deliver therapeutic benefits for indications other than Duchenne Muscular Dystrophy and Becker Muscular Dystrophy, the Licensor may, at its option, make a formal written request for the Licensee to consider initiating a research and development programme in those potential new indications. Within [**] months of such written request the Parties shall meet to discuss and consider (a) the scientific evidence available showing the Licensed Technology has the potential to deliver therapeutic benefits for indications other than Duchenne Muscular Dystrophy and Becker Muscular Dystrophy (b) the scientific and commercial merits of initiating a research and development programme in those potential new indications and (c) the impact initiating a research and development programme in those potential new indications might have on the development and commercialisation of any programmes for the use of the Licensed Know-How in Duchenne Muscular Dystrophy and Becker Muscular Dystrophy. The Licensee acting based on its reasonable commercial judgment shall have the sole discretion as to whether or not to proceed with a research and development programme for the Licensed Technology in those potential new indications.

10.	Royalty Reports And Audit

10.1	The Licensee will provide the Licensor with a report at least once in every [**] months detailing the activities and achievements in its development of the Licensed Technology in order to facilitate its commercial exploitation, and in the development of potential Licensed Products.

10.2	The Licensee will provide the Licensor with a royalty report within [**] days after the close of each Quarter of the Licence Year for each Licensed Product Marketed by the Licensee and [**] days after receipt of its royalty report from its sub-licensees for each Licensed Product Marketed by a sub-licensee. Each Royalty Report will:

(a)	set out the Net Sales of each Licensed Product Marketed by the Licensee;

(b)	provide a calculation of the royalties due;

(c)	set out details of any deductions made under clause 0 below; and

(d)	set out the steps taken during the Licence Year to promote and market Licensed Products.

The Licensee must pay the Licensor the royalties due in respect of the Quarter just closed at the same time as the Licensee delivers the Royalty Report. Commencing [**] months after the date of first commercial sale of any Licensed Product by the Licensee, the Licensee shall provide the Licensor with an estimate of the market share of the Licensed Product based on IMS or similar sales data.

10.3	If the Licensee has to pay royalties to a third party (other than an Affiliate), for the right to make, have made, use or Market a Licensed Product, under a licence of Intellectual Property Rights without which the Licensed Technology cannot lawfully be exploited, then the Licensee will be entitled to deduct from all payments due to the Licensor under clause 0 in respect of the products concerned an amount equal to [**] percent ([**]%) of the royalties actually paid to that third party, up to a maximum amount of ([**] percent) [**]% of the royalties due to the Licensor under clause 8.1.

10.4	If a Licensed Product Marketed by the Licensee is re-Marketed by an Affiliate, the royalty on each such Licensed Product will be calculated on the highest of the prices at which it is Marketed or re-Marketed.

10.5	The Licensee must keep complete and accurate accounts of all Licensed Products used and Marketed by the Licensee in each Licence Year for at least [**] years. The Licensor may, through an independent certified accountant, audit all such accounts on at least [**] days’ written notice no more than once each Licence Year for the purpose of determining the accuracy of the Royalty Reports and payments. If on any such audit a shortfall in payments of greater than [**] percent ([**]%) is discovered in respect of the audit period, the Licensee shall pay the Licensor’s audit costs.

11.	Duration And Termination

11.1	This agreement will take effect on the Effective Date. Subject to the possibility of earlier termination under the following provisions of this clause 0, and subject to the possibility of an extension to the term by mutual agreement, this agreement shall continue in force for so long as the Licensee is using Commercially Reasonable Endeavours to develop and Marketing any Licensed Product.

11.2	If either party commits a material breach of this agreement, and the breach is not remediable or (being remediable) is not remedied within the period allowed by notice given by the other party in writing calling on the party in breach to effect such remedy (such period being not less than [**] days), the other party may terminate this agreement by written notice having immediate effect. For clarity, a failure on the part of the Licensee to use Commercially Reasonable Endeavours in accordance with clause 0 shall be considered a material breach capable of remedy.

11.3	The Licensee may terminate this agreement for any reason at any time after the third anniversary of this agreement on six (6) months’ written notice. Any such termination shall not absolve the Licensee of its obligation to accrue and pay royalties and other payments under the provisions of clause 0 in respect of the period prior to termination.

11.4	The Licensor may terminate this agreement:-

(a)	immediately, if the Licensee has a petition presented for its winding-up, or passes a resolution for voluntary winding-up otherwise than for the purposes of a bona fide amalgamation or reconstruction, or compounds with its creditors, or has a receiver or administrative receiver appointed of all or any part of its assets, or enters into any arrangements with creditors, or takes or suffers any similar action in consequence of debts;

(b)	on thirty (30) days’ written notice and only in so far as it relates to the relevant Licensed Technology if:

(i)	the Licensee opposes or challenges the validity of the Application or raises the claim that the Know-How is not necessary and therefore it owes the Licensor no further consideration after the date of termination.

11.5	On expiration of the Royalty Term the Licensor shall have the right but not the obligation to terminate this Agreement forthwith by written notice at any time. For clarity, the rights granted to the Licensee pursuant to Clause 8.2 shall survive termination of this Agreement pursuant to this Clause 11.5.

11.6	On termination or expiration of this agreement, for whatever reason other than by the Licensor pursuant to Clause 11.5, the Licensee:

(a)	must bring all sub-licences to an end on the same date; and

(b)	shall pay to the Licensor all outstanding royalties and other sums due under this agreement; and

(c)	shall provide Licensor with all records relating to the maintenance, prosecution, renewal or filing of the Application and its defence; and

(d)	shall provide the Licensor with details of the stocks of Licensed Products held at the point of termination; and

(e)	must cease to use or exploit the Licensed Technology, provided that this restriction does not apply to Licensed Know-How which has entered the public domain through no fault of the Licensee, and that the Licensee may continue to use the Licensed Technology in order to meet any specific existing binding commitments already made by the Licensee at the date of termination and requiring delivery of Licensed Products within the next six (6) months; and

(f)	must, at the option of the Licensor and at the Licensee’s cost, destroy all other Licensed Products or send all other Licensed Products to a location nominated by the Licensor to the Licensee in writing; and

(g)	grants the Licensor an irrevocable, transferable, non-exclusive licence to develop, make, have made, use and Market the Licensee’s Improvements and products that incorporate, embody or otherwise exploit the same. The Licensor shall pay a reasonable royalty for use of this licence save where this licence issues where the Licensor terminates under Clauses 11.2, 11.3 and 11.4.

11.7	Termination of this agreement, whether for breach of this agreement or otherwise, shall not absolve the Licensee of its obligation to accrue and pay royalties under the provisions of clause 0 for the duration of any notice period and in respect of any dealings in Licensed Products permitted by clause 0.

11.8	Clauses 4, 0, 0, 0, 0 and 0 will survive the termination or expiration of this agreement, for whatever reason, indefinitely.

11.9	Clauses 0 and 0 will survive the termination or expiration of this agreement, for whatever reason, for a period of [**] years.

12.	Liability

12.1	To the fullest extent permissible by law, the Licensor does not make any warranties of any kind including, without limitation, warranties with respect to:

(a)	the quality of the Licensed Technology;

(b)	the suitability of the Licensed Technology for any particular use;

(c)	whether use of the Licensed Technology will infringe third-party rights; or

(d)	whether the Application will be granted or the validity of any patents that issues in response to that Application.

12.2	The Licensee agrees to indemnify the Licensor and the University and hold the Licensor and the University harmless from and against any and all claims, damages and liabilities:

(a)	asserted by third parties (including claims for negligence) which arise directly or indirectly from the use of the Licensed Technology or the Marketing of Licensed Products by the Licensee and/or its sub-licensees; and/or

(b)	arising directly or indirectly from any breach by the Licensee of this agreement save to the extent such claims, damages or liabilities arise from the negligence of the University or the Licensor after the date of this Agreement.

12.3	The Licensee will use its reasonable endeavours to defend any Indemnified Claim or (at the Licensee’s option) allow the Licensor to do so on its behalf (subject to the University retaining the right to be kept informed of progress in the action and to have reasonable input into its conduct.) The Licensee will not (except as required by law) make any admission, compromise, settlement or discharge of any Indemnified Claim which would prejudice any rights of the Licensor without the consent of the Licensor (which will not be unreasonably withheld or delayed).

12.4	The Licensee undertakes to make no claim against any employee, student, agent or appointee of the Licensor or of the University, being a claim which seeks to enforce against any of them any liability whatsoever in connection with the rights specifically granted to it pursuant to this agreement.

12.5	The liability of either party for any breach of this agreement, or arising in any other way out of the subject-matter of this agreement, will not extend to incidental or consequential damages or to any loss of profits.

12.6	The Licensor shall not be entitled to profit from a breach of Clause 2.2 through granting another party rights in respect of the Licensed Technology and the Licensor shall in the event of a breach of clause 2.2, pay over to the Licensee, as soon as practicable and in any event no later than [**] months following demand by the Licensee, all consideration whether in the form of cash or otherwise received by the Licensor under any agreement, arrangement or understanding entered into in breach of clause 2.2 and whether or not such consideration is in the form of cash payments and whether received during or after this agreement. This clause 12.6 sets out Licensee’s full entitlement to compensation for a breach of clause 2,2 save in the event of wilful misconduct on the part of the Licensor.

12.7	The liability of the each party to the other accruing in any Licence Year under or otherwise in connection with this agreement or its subject-matter save for 6.3, 8.1, 8.3 and 8.4, including without limitation liability for negligence, shall in no event exceed the greater of one hundred and seventy five thousand pound Sterling (£175,000) or all sums paid by the Licensee to the Licensor pursuant to this Agreement:

12.8	Nothing in this agreement shall limit or exclude any liability for fraud, fraudulent misrepresentation or wilful misconduct.

13.	General

13.1	Registration – The Licensee may, at its discretion register its interest in the Licensed Technology with any relevant authorities in the Territory as soon as legally possible. The Licensee must not, however, register an entire copy of this agreement in any part of the Territory or disclose its financial terms without the prior written consent of the Licensor.

13.2	Advertising – Neither Party may use the name of the other in any advertising, promotional or sales literature, without the others’ prior written approval the Parties shall agree upon a press release regarding the entering into of this transaction

13.3	Packaging – The Licensee will ensure that the Licensed Products and the packaging associated with them are marked suitably with any relevant patent or patent application numbers to satisfy the laws of each of the countries in which the Licensed Products are sold or supplied and in which they are covered by the claims of any patent or patent application, to the intent that the Licensor shall not suffer any loss or any loss of damages in an infringement action.

13.4	Taxes - Where the Licensee has to make a payment to the Licensor under this agreement which attracts value-added, sales, use, excise or other similar taxes or duties, the Licensee will be responsible for paying those taxes and duties.

13.5	Notices - All notices to be sent to the Licensor under this agreement must indicate the Isis Project No and should be sent, by post and fax unless agreed otherwise in writing, until further notice to: The Managing Director, Isis Innovation Ltd, Ewert House, Ewert Place, Summertown, Oxford, OX2 7SG, Fax: 01865 280831. All notices to be sent to the Licensee under this agreement should be sent, until further notice, to the Licensee’s Contact and Address indicating the Isis Project No..

13.6	Force Majeure - If performance by either party of any of its obligations under this agreement (not including an obligation to make payment) is prevented by circumstances beyond its reasonable control, that party will be excused from performance of that obligation for the duration of the relevant event.

13.7	Assignment – Licensee may not assign any of its rights or obligations under this Agreement in whole or in part, except to an Affiliate and only for so long as it remains an Affiliate, without the prior written consent of Licensee such consent not to be unreasonably withheld delayed or conditioned. For clarity, and without limiting the generality of the foregoing, the Licensor shall be entitled to withhold consent to assignment of this Agreement to any company whose business or the business of any of its Affiliates is in the fields of gambling, tobacco, arms dealing, drug trafficking or any other field that in the reasonable opinion of Licensor will have a detrimental impact on the reputation of either Licensor or of the University. In the event of the acquisition of Control of Licensee by a third party whose business or the business of any of its Affiliates is in the fields of gambling, tobacco, arms dealing, drug trafficking or any other field that in the reasonable opinion of Licensor will have a detrimental impact on the reputation of either Licensor or of the University, Licensor shall be entitled to terminate this Agreement.

13.8	Severability - If any of the provisions of this agreement is or becomes invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions will not in any way be affected or impaired. The parties will, however, negotiate to agree the terms of a mutually satisfactory provision, achieving as nearly as possible the same commercial effect, to be substituted for the provision found to be void or unenforceable.

13.9	No Partnership etc - Nothing in this agreement creates, implies or evidences any partnership or joint venture between the Licensor and the Licensee or the relationship between them of principal and agent.

13.10	Entire Agreement - This agreement constitutes the entire agreement between the parties in relation to the Licence and the Licensee has not relied on any other statements or representations in agreeing to enter this contract. Specifically, but without limitation, this agreement does not impose or imply any obligation on the Licensor or the University to conduct development work. Any arrangements for such work must be the subject of a separate agreement between the University and the Licensee.

13.11	Variation - Any variation of this agreement must be in writing and signed by authorised signatories for both parties. For the avoidance of doubt, the parties to this agreement may rescind or vary this agreement without the consent of any party that has the benefit of clause 0.

13.12	Rights Of Third Parties - The parties to this agreement intend that by virtue of the Contracts (Rights of Third Parties) Act 1999 the University and the people referred to in clause 0 will be able to enforce the terms of this agreement intended by the parties to be for their benefit as if the University and the people referred to in clause 0 were party to this agreement.

13.13	Governing Law - This Agreement is governed by English Law, and the parties submit to the exclusive jurisdiction of the English Courts for the resolution of any dispute which may arise out of or in connection with this Agreement.

13.14	Counterparts – This agreement may be executed in one or more counterparts, The execution and delivery of PDF versions of the correctly executed Agreement initialled on each page by both Parties shall constitute execution.

Schedule 1 - Definitions

(Clause 0)

Academic and Research Purposes means research, teaching or other scholarly use which is undertaken for the purposes of, teaching, education and research.

Affiliate means any company or legal entity in any country Controlling or Controlled by the Licensee or under common Control with the Licensee.

Application means:

(a)	the patent application set out in 0;

(b)	any patents granted in response to that application;

(c)	any corresponding foreign patents and applications which may be granted to the Licensor in the Territory based on and deriving priority from that application; and

(d)	any addition, continuation, continuation-in-part, division, reissue, renewal or extension based on the Application.

Business Day means a day, other than a Saturday or Sunday, on which clearing banks are permitted to open in London.

Chemical Lead means a compound achieving the criteria set out in Schedule 5 and corresponding to Decision Point #5 as defined in Hughes, et al Early Drug Discovery and Development Guidelines: For Academic Researchers, Collaborators and Start-up Companies.

Combination Product means a product which has as its active ingredients a Licensed Product and one or more additional active ingredients.

Commercially Reasonable Endeavours means, with respect to the efforts to be expended by Licensee hereunder, efforts and resources comparable to those used by a biotechnology company of comparable value, business model and resources; in respect of a product proprietary to that company, which product is of similar market potential (taking into account the relevant patent and proprietary position) at a similar stage in its development or product life to any Licensed Product, utilizing sound and reasonable scientific, business, (where relevant) pre-clinical and clinical practice and judgment in order to develop and commercialise such product in a timely manner. Commercially Reasonable Endeavours recognizes and accounts for a staggered approach to multiple potential candidates (meaning focus is placed on a lead candidate and a small number of back up candidates rather than equally across all potential candidates), the uncertainties of drug development, and is evaluated in the context of Territory-wide efforts, recognizing that some development and commercialization activities may or may not be required by this standard for countries other than, for example, the EU and that a reasonable development and commercialization program may stage or stagger activities for different countries over time.

Confidential Information means in relation to each party any materials, trade secrets or other information disclosed by that party to the other, including, without limitation:

(a)	the Licensed Technology, to the extent that it is not disclosed by the Application when published; and

(b)	the terms of this agreement.

Control means:

(a)	ownership of more than fifty percent (50%) of the voting share capital of the relevant entity; or

(b)	the ability to direct the casting of more than fifty percent (50%) of the votes exercisable at a general meeting of the relevant entity on all, or substantially all, matters.

Co-Packaged Product means a product in which a Licensed Product is co-packaged with another pharmaceutical product or medical device.

“Data Exclusivity” means the protection period during which the preclinical and clinical trial data of an original marketing authorisation holder may not be referenced in the regulatory filings of another company for the same drug substance for which the original marketing authorisation has been granted.

“Directly Competing Product” means a product that is substitutable for the Licensed Product and has the same mode of action being modulation of Utrophin expression.

Development Plan means the plan set out in 0.

Documents means the documents and materials set out in 0.

Effective Date means the date of signature of this agreement.

Equity Milestone shall have the meaning given in the second column in 0 in relation to each Equity Milestone;

Equity Milestone Period means the period of time from the Effective Date within which each Equity Event must be achieved for the Equity Milestone payment to become payable.

Fee Income Royalty Rate means the royalty rate set out in 0.

Field means the field set out in 0.

Founders means Professor Stephen Davies, Professor Kay Davies, Dr. Angela Russell, Dr. Graham Wynne and Dr. Rebecca Fairclough.

FPI means first patient actually dosed in.

GLP Toxicology Studies means 14 day (or longer) repeat dose toxicology in two mammalian species comprising of a rodent and a second, non-rodent species in accordance with ICH Guideline M3 (R2) on the non-clinical safety studies for the conduct of human clinical trials and marketing authorisation for pharmaceuticals. For the purposes of this Operative Provision, “Initiation” means dosing of the first animal in the first mammalian species cohort with a Candidate Product.

Improvement means any development of the Licensed Technology including any further development, modification, alteration, derivative of, or composition any polymorphs, salts, esters, pro-drugs, metabolites, isomers, stereoisomers, solvates, formulations, compositions, analogues, conjugates, complexes, combinations, uses (first, second or subsequent regardless of drafting convention), processes, intermediates, starting materials and uses of the same which would if commercially practiced infringe a Valid Claim subsisting or being prosecuted in the Application.

Indemnified Claim means any claim under which the Licensor and the University are entitled to be indemnified under clause 0.

Intellectual Property Rights means patents, trade marks, copyrights, database rights, rights in designs, and all or any other intellectual or industrial property rights, whether or not registered or capable of registration.

Inventor means the inventor or inventors named in the Application and identified in 0.

Licence means the licence granted by the Licensor to the Licensee under clause 0.

Licensed Intellectual Property Rights means the Application, all intellectual property rights pertaining to the Licensed Know-how and (to the extent they constitute Intellectual Property Rights) the Licensor’s Improvements.

Licensed Know-how means all confidential information relating to the Application that has been communicated to the Licensee by the Licensor in writing before the date of this agreement or is communicated to the Licensee by the Licensor under this agreement and within [**] months after the date of this agreement and (to the extent they constitute confidential information) the Licensor’s Improvements.

Licensed Product means any product, process, service or composition which is entirely or partially produced by means of or with the use of, or within the scope of, the Licensed Technology, or any of it or which would, without the benefit of the Licence, infringe a Valid Claim of the Application.

Licensed Technology means the Licensed Intellectual Property Rights and the Licensed Know-How, and such (if any) other Intellectual Property Rights owned by or licensed to the Licensor as may be specifically identified in 0 (to the extent, in the case of licensed rights, that the Licensor is legally able to grant a sub-licence of the same).

Licensee’s Contact and Address means the address for the Licensee set out in 0 of this agreement.

Licensee’s Improvements means any Improvements made during the Option Period by the Licensee, and the Intellectual Property Rights pertaining to them.

Licence Year means each twelve (12) month period beginning on the date of this agreement and each anniversary of the date of this agreement.

Licensor’s Improvements means any Improvements made prior to the second anniversary of the date of this agreement by the Founders or the Inventors or their staff at the University within the Field, and the Intellectual Property Rights and know-how pertaining to them.

Market means, in relation to a Licensed Product, offering to sell, licence or otherwise commercially exploit the Licensed Product or the sale, licence or other commercial exploitation of the Licensed Product.

“Market Exclusivity” in respect of any Licensed Product, country and time period means circumstances where at least one of the following factors subsists during that time period in that country, namely there is: (i) a Valid Claim; (b) Orphan Drug Designation; or (c) Data Exclusivity; or other exclusivity afforded due to the operation of the regulatory rules in force; in any such case pertaining to the Licensed Product.

Marketing Approval means all approvals, licenses, registrations or authorizations of any federal, state or local regulatory agency, department, bureau or other governmental entity, necessary for the manufacturing, use, storage, import, transport and sale of the Licensed Products in a country or regulatory jurisdiction. For countries where governmental approval is required for pricing or reimbursement for the Licensed Product, “Marketing Approval” under this schedule shall require such pricing or reimbursement approval to be obtained.

Milestone and Milestone Fee means the milestones, and the amounts payable on achievement of each of the milestones, set out in 0, as may be amended by the provisions of the Option Agreement depending upon the type of Licensed Technology licensed hereunder.

Net Sales means the gross amount invoiced for sales or other dispositions of Licensed Products by Licensee, its Affiliates or sub-licensees (including any sub-sub licensees) in bona fide, arms-length transactions with Third Parties, less the following deductions:-

(a)	trade, and/or quantity discounts, returns, allowances (including bad debt allowances), allowed and taken in amounts customary in the trade;

(b)	import, export, excise, sales or use taxes, value added taxes and other taxes, tariffs or duties to the extent such items are included in the gross invoice price;

(c)	freight, handling, transportation and insurance prepaid or allowed if separately identified in such invoice;

(d)	amounts allowed or credited or retroactive price reductions or rebates in the normal course of trade;

Any refund of any of the foregoing amounts (including any reversal of bad debt allowances) previously deducted from Net Sales shall be appropriately credited upon receipt.

Licensee may, at its option, allocate the above deductions from sales of Licensed Products based upon accruals estimated reasonably and consistent with the Licensee’s standard business practices. If the Licensee elects to utilise such accruals, actual deductions will be calculated and, if applicable, a “true-up” made, on an annual basis.

In the event a Licensed Product is sold as part of a combination product or a co-packaged product, the Net Sales from the combination product or the co-packaged product, for the purposes of determining royalty payments, shall be determined by multiplying the Net Sales of the Combination Product or the Co-Packaged Product (as defined in the Net Sales definition), during the applicable royalty reporting period, by the fraction

A/A + B,

where A is the average sale price of the Product when sold separately in finished form and B is the average sale price of the other product(s) included in the Combination Product or Co-Packaged Product when sold separately in finished form, in each case during the applicable royalty reporting period or, if sales of both the Product and the other product(s) did not occur in such period, then in the most recent royalty reporting period in which sales of both occurred.

Transfers or dispositions of Licensed Products for compassionate use, charitable or other a not for profit basis, or for preclinical, clinical, manufacturing, regulatory or governmental purposes shall not be deemed to be “sales”. For clarity quantities supplied for promotional purposes shall be limited to that which are reasonable and within the standard practice of the Pharmaceutical Industry.

Non-Commercial Use means Academic and Research Purposes for clarity excludes any activities in the Field that constitute pre-clinical or clinical drug development or otherwise extend beyond research and into the development of a product of commerce or verification of the developmental and commercialisation potential of a compound.

Option Agreement means the agreement conferring Licensee rights over certain intellectual property as part of a £1.5M research funding agreement and executed between the Parties and the University, dated xx xx 2013

“Orphan Drug Designation” means FDA’s act of granting a request for designation under section 526 of the act. In this context “Act” means the Federal Food, Drug, and Cosmetic Act as amended by section 2 of the Orphan Drug Act (sections 525-528 (21 U.S.C. 360aa-360dd)). 21CFR Part 316 or the equivalent designation in other countries in the world

Phase 1 Clinical Trial means a human clinical trial, the principal purpose of which is preliminary determination of safety of a Licensed Product in healthy individuals or patients as described in 21 C.F.R. §312.21, or similar clinical study in a country other than the United States.

Project means the project referred to in 0.

Quarter means a period of three calendar months (or part thereof) during a Licence Year, the first such Quarter beginning on the Effective Date.

Royalty Rate means the royalty rate or rates set out in 0.

Royalty Report means the report to be prepared by the Licensee under clause 0.

Sponsored Research Agreement means the agreement covering collaborative research signed by Licensee and the University dated xx xx 2013

Territory means the territory or territories set out in 0.

University means the Chancellor, Masters and Scholars of the University of Oxford whose administrative offices are at the University Offices, Wellington Square, Oxford OX1 2JD.

Valid Claim means (a) a claim of any issued and unexpired patent, to the extent that such claim in any patent has not lapsed, been withdrawn or been disclaimed, denied or admitted to be invalid by any court of competent jurisdiction in a non-appealable judgment or otherwise rendered invalid or unenforceable through reissue, disclaimer or otherwise through re-examination, opposition, post-grant review or inter partes review, or lost through interference proceeding, or been cancelled or abandoned or dedicated to the public or (b) a claim of a pending patent application which has not been pending for a period of more than [**] years and that has not been finally cancelled, withdrawn, abandoned or rejected by any administrative agency or other body of competent jurisdiction.

Warrants mean the warrants granted to the Licensor by the Licensee pursuant to the Option Agreement

Warrant Payments means payments made by Licensee to Licensor when payment of the Equity Milestone becomes due, to permit Licensor to exercise its Warrants for the Equity Milestone shares.

Schedule 2

Application:	Patent application to be filed by Licensee describing some or all of the Licensed Know-how.

PCT National Phase filing deadline:	[not relevant if no application filed]

Inventor:	[list names of academic inventors]

Territory (clause 0):	Worldwide

Fee Income Royalty Rate Field (clause 0):

[**]%

All therapeutic and commercial applications of small molecule utrophin modulators in humans and animals, particularly (but without limitation) for therapy of Duchenne Muscular Dystrophy and Becker Muscular Dystrophy. For avoidance of doubt, Licensee shall have exclusive rights over Licensed Products in all indications.

Documents (clause 0):	The Application and all embodiments of the Licensed Technology

Past Patent Costs (clause 0):	[expected to be £[**] for Arising IP1 and Arising IP3; [**]% of patenting costs born by Isis for Arising IP2 and Arising IP4]

Royalty Rate (clause 0):	[**]% subject to reduction pursuant to the terms of the Option Agreement

Milestone and Milestone Fee (clause 0):

Milestone	Milestone Fee (GBP)
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]

Licensee’s Contact and Address (clause 0):

Contact	[to complete before execution]

Address	85b Park Drive, Milton Park, Abingdon, Oxfordshire, OX14 4RY, UK

Fax	[to complete before execution]

[Other Intellectual Property Rights owned by or licensed to the Licensor (see definition of Licensed Technology in Schedule 1): Add identification of any additional licensed IPR (including, if relevant, licences into ISIS e.g. from co-ownership agreements or if provided through 3-way assignment and revenue share agreements)]

Schedule 3 – Equity Milestones

The following share consideration shall be issued and allotted by Summit on the Equity Events listed in the table below:

No.	Equity Event on which Equity Milestone is due	Equity Milestone	Warrant Payments
1	[**]	[**]	[**]
2	[**]	[**]	[**]
3	[**]	[**]	[**]

Schedule 4 - Development Plan

[to be supplied by Summit before execution]

Schedule 5 – The Project

Isis Project Number:

Isis Project Title:

Abstract: [e.g. description of the project or technology, such as patent abstract, extract from the project profile. If a patent is not yet filed, then a fuller description of the IP is required – eg list of structures /associated biological data etc as in the background licence.]

AS WITNESS this agreement has been signed by the duly authorised representatives of the parties.

SIGNED for and on behalf of	SIGNED for and on behalf of

ISIS INNOVATION LIMITED:	SUMMIT CORPORATION PLC:

Name:	Name:

Position:	Position:

Signature:	Signature:

Date:	Date:

SCHEDULE 6 – FORM OF WARRANT INSTRUMENT

Incorporated by reference to Exhibit 4.4 of the Company’s Registration Statement on Form F-1

SCHEDULE 7: Chemical Lead Criteria

1.	Physicochemical Properties/ In vitro Profile

Property	Chemical Lead
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]

2.	ADMET/PK Profile

Property	Chemical Lead
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]

3.	Animal model efficacy: Equivalent efficacy to SMT C1100 in head-to-head study in mdx mouse – model/protocol to be determined by RMT

Parameter	Measure
[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]

Schedule 8

Intentionally left blank by the Parties

Schedule 9 – Project Management and Governance Obligations

0.	Definitions

0.1 “RMT” shall mean the Research Management Team

0.2 “JSC” shall mean the Joint Steering Committee

1.	Provision of Information

1.1 The RMT shall provide to the JSC quarterly written reports concerning the research in the Research Field by the Founders and their teams and containing such information as the JSC may reasonably request and that the members of the JSC are entitled to acquire under this Agreement.

1.2 The University through the Principal Investigators shall notify Summit and the JSC within ten business days if it believes Arising IP in the Research Field has been made by the Founders and their teams and shall provide to Summit and the JSC all information it has regarding such Arising IP.

1.3 Upon reasonable request by Summit, the University shall provide to Summit at Summit’s expense all raw data, photocopies of laboratory notebooks, protocols, structures, markush structures, and any other data created by the Founders and their teams in the Research Field and whether or not in machine readable form. For the avoidance of doubt, the use of such information is subject to the terms of the Agreement and such information shall be considered the Confidential Information of the University.

2.	RMT

2.1 The Parties shall establish and maintain for the duration of the Option Period a RMT. Save as follows, the RMT shall comprise Dr. Jon Tinsley, Chief Scientific Officer, DMD and Dr. Francis Wilson, Head of Chemistry from Summit and Professor Kay Davies and Dr. Angela Russell from the University. Each party shall be entitled to replace its members on the RMT with equivalently qualified and experienced persons. The parties agree that Dr. Alfred Ajami shall be appointed as an independent member of the RMT.

2.2 The RMT shall meet every [**] weeks, either face to face, by conference call or by videoconference. RMT meetings will be co-chaired by Professor Kay Davies and Dr. Jon Tinsley. Each of the University and Summit agree that any number of observers may attend RMT meetings. Observers may include members of the Principal Investigators’ research groups, Summit employees, and in line with the University of Oxford’s Conflicts of Interest Policy, the respective Heads of Departments of DPAG and Chemistry or their nominees. For the avoidance of doubt, the conduct of the RMT shall be under the terms of the Agreement including but not limited to clause 8 and any Confidential Information disclosed by one Party to the other during the course of any RMT meeting shall be treated in accordance with clause 8.

2.3 The functions of the RMT shall be:-

2.3.1 to ensure timely execution of the research plan and budget and the interchange of information and ideas between the University and Summit in the Research Field;

2.3.2	to provide day to day oversight of the research by the Founder and their teams in the Research Field; and

2.3.3 to make decisions regarding the appointment of third party contractors and placing of work orders to assist with the performance of the research in the Research Field.

2.4 Save as expressly provided in the following sentence, the RMT shall not have the right to amend research plan without prior recourse to the JSC.

3.	JSC

3.1 The Parties shall throughout the Option Period maintain in existence a Joint Steering Committee (the “JSC”) to oversee the performance of the research by the Founders and their teams in the Research Field.

3.2 The JSC shall:

3.2.1 have the right to agree any amendment to the research being undertaken in the Research Field by the Founders; and

3.2.2 direct, manage and monitor the RMT; and

3.2.3 review the progress of the research being undertaken by the Founders and their teams in the Research Field and make any decisions required, and recommend to the Parties whether the Parties should continue with such research;

3.2.4 make recommendations to Summit upon whether any patents can be sought in relation to any of the Arising Intellectual Property; and

3.2.5 provide strategic oversight of the performance of the research in the Research Field being undertaken by the Founders and their teams; and

3.2.6 propose to the Parties amendments to this Agreement from time to time as may be necessary or desirable to give effect to this Agreement, such amendments to be subject to formal written agreement where required between the Parties in accordance with clause 12.8 of this Agreement; and

3.2.7 The University will within [**] days of submission of any grant application made by the Founders that relate to the Research Field, provide to the JSC the terms and conditions of any potential grant awards that may be made subject to such grant application. If such terms are prejudicial to the rights granted to Summit under the Share Purchase Agreement, Licence Agreement and Option Agreement. the University will discuss such potential conflict(s) with Summit and the Principal Investigators, the University and Summit shall use reasonable endeavours to seek a resolution to such potential conflict(s) so that the award may be made and accepted by the University without prejudice to Summit’s exclusive rights under the Share Purchase Agreement, Licence Agreement and Option Agreement.

3.3 The JSC shall be established and run by the Parties as follows

3.3.1 The JSC shall comprise a total of four (4) members (“Members”) comprising two (2) appointees from Summit and one (1) for the University and one for Isis. The initial Members appointed by the Parties shall be as follows

Summit	Isis	University

Dr. Andrew Mulvaney	Dr. Carolyn Porter	Professor Tim Donohoe

Dr. Michael Boss

3.3.2 Each Party may invite observers to meetings of the JSC. A Party inviting any such observer shall ensure that it uses reasonable efforts to ensure that the other Parties are advised at least [**] Business Days prior to the relevant meeting of the identity of the observer and that such observers are bound by obligations of confidentiality no less onerous than those imposed by this Agreement. Such observers shall not be counted towards any assessment of quorum for the purpose of Clause 3.3.7 below and shall not be entitled to participate in any decision making or voting.

3.3.3 Each Party shall be entitled to remove any Member appointed by it and to appoint any person to fill a vacancy arising from the removal or retirement of such Member. Each Party shall give the other Parties, prior written notice of any proposed changes in the identity of any of their Members.

3.3.4 Without prejudice to Clause 3.3.5 below, the JSC shall meet as soon as reasonably practicable following the Effective Date and thereafter shall hold regular meetings at intervals of [**] months throughout the Option Term, in each case at dates and times to be mutually agreed.

3.3.5 It is understood and agreed by the Parties that in order to ensure that the performance of the research by the Founders and their teams in the Research Field operates optimally, the JSC may need to operate occasionally on a highly responsive basis and consider and make decisions on an ad-hoc basis as required from time to time and as appropriate the Parties shall use their reasonable efforts to ensure that Members are available to take decisions at short notice.

3.3.6 Provided that at least [**] meetings are held face-to-face annually during the Option Term, meetings of the JSC may be held (at the request of any Party) by teleconference or other electronic means. In the case of meetings at which Members are physically present the venue for all meetings shall unless otherwise agreed by the Parties alternate between the premises of the University and Summit.

3.3.7 Provided always that at least two (2) Members, including one Member appointed by each of the University and Summit are present throughout a meeting, the quorum for meetings of JSC shall be two (2) Members.

3.3.8 Decisions of the JSC shall be made by unanimous agreement of the Members present. In the event of a vote at a meeting of the JSC, the University and Isis shall each have one (1) vote and Summit shall have two (2) votes. Should it prove impossible to obtain unanimous agreement, the matter shall be referred for discussion between Sponsor’s CEO and the Head of the Department of Physiology, Anatomy and Genetics and the Chairman of Chemistry.

3.3.9 The functions of chairperson and secretary (responsible for preparing the minutes of each meeting of the JSC) shall alternate between the Members of the University and Summit. The minutes of each meeting of the JSC shall be sent to each of the Members within [**] Business Days of each meeting.